Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

August 15, 2005

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases and accompanying documents issued May 19 through August 15.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Results for the Second Quarter 2005

Vancouver (August 15, 2005) - **Imperial Metals Corporation (III:TSX)** reports higher metal prices have pushed net income for the six months ended June 30, 2005 to $6.3 million, mostly attributable to equity income from its 50% owned Huckleberry Mine. The 100% owned Mount Polley mine, now fully operational, will be contributing to earnings commencing in the third quarter with the first shipment of concentrates delivered to smelter on July 26, 2005. High grade mill feed from the Wight Pit was established ahead of plan, resulting in concentrate production increasing to approximately 7,000 tonnes in July from 4,130 tonnes in June and expected to reach 9,000 tonnes in August. A record for daily copper production at Mount Polley was set on July 25 with over 330,000 pounds of copper being produced on that day, together with 156 ounces of gold and 2,690 ounces of silver.

Imperial's comparative results for the six months ended June 30, 2005 and June 30, 2004 are summarized below, and discussed in detail in the Management's Discussion and Analysis. Net income for the six months ended June 30, 2005 was $6.3 million and includes $6.7 million in equity income from Huckleberry Mines Ltd. and an income tax recovery of $2.2 million related to the change in the future income tax valuation allowance. Concentrate sales revenue from Mount Polley was not recorded in the second quarter, as revenue is recognized only when the concentrate is loaded aboard ship for transport to smelter. Mount Polley's first shipment was made in July 2005.

(unaudited)	Three Months Ended		Six Months Ended	
in thousands except per share amounts	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$134	$311	$180	$607
Operating (Loss) Income	$(1,537)	$(1,218)	$(2,887)	$(2,143)
Net Income (Loss)	$2,347	$(2,302)	$6,294	$(2,999)
Net Income (Loss) Per Share	$0.08	$(0.09)	$0.22	$(0.12)
Cash Flow (1)	$(1,092)	$(1,091)	$(2,237)	$(1,835)
Cash Flow Per Share (1)	$(0.04)	$(0.04)	$(0.08)	$(0.07)

(1) Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance, however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow Per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Imperial is an operating mining company based in Vancouver, British Columbia. Its wholly owned Mount Polley copper-gold open pit mine is located 56 kilometres northeast of Williams Lake, British Columbia, and its 50% owned Huckleberry copper-molybdenum open pit mine is located 123 kilometres southwest of Houston, British Columbia.

The Company's Second Quarter Report for the period ended June 30, 2005, as well as information on operations and exploration activities, is available on the company website *www.imperialmetals.com.*

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
Andre Deepwell, Chief Financial Officer – 604.488.2666
Sabine Goetz, Investor Relations - 604.488.2657
Email: info@imperialmetals.com

Imperial Metals

Second Quarter Report

For the Six Months Ended June 30, 2005

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6
Tel: 604.669.8959 Fax: 604.687.4030 Website: www.imperialmetals.com

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

To Our Shareholders

Financial Results
Imperial's comparative results for the six months ended June 30, 2005 and June 30, 2004 are summarized below and discussed in detail in the attached Management's Discussion and Analysis.

Net income for the six months ended June 30, 2005 was $6.3 million and includes $6.7 million in equity income from Huckleberry Mines Ltd. and an income tax recovery of $2.2 million related to the change in the future income tax valuation allowance.

(unaudited)	Three Months Ended		Six Months Ended	
in thousands except per share amounts	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$134	$311	$180	$607
Operating (Loss) Income	$(1,537)	$(1,218)	$(2,887)	$(2,143)
Net Income (Loss)	$2,347	$(2,302)	$6,294	$(2,999)
Net Income (Loss) Per Share	$0.08	$(0.09)	$0.22	$(0.12)
Cash Flow (1)	$(1,092)	$(1,091)	$(2,237)	$(1,835)
Cash Flow Per Share (1)	$(0.04)	$(0.04)	$(0.08)	$(0.07)

(1) Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance, however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow Per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Mount Polley
The Mount Polley production statistics reported below represent production from the first full quarter of operations since milling operations were restarted in early March 2005. During the quarter, the low grade stockpiles were the major source of mill feed. Subsequent to the end of the quarter, in mid-July, the newly developed Wight Pit became the major source of mill feed. As a result, concentrate production in July was up 70% to approximately 7,000 tonnes, compared to June's concentrate production of 4,130 tonnes, and is expected to reach 9,000 tonnes in August. A record for daily copper production at Mount Polley was set on July 25 with over 330,000 pounds of copper being produced on that day, together with 156 ounces of gold and 2,690 ounces of silver.

Mount Polley Production Statistics *(unaudited)*	Three Months Ended June 30, 2005
Ore milled (tonnes)	1,388,464
Ore milled per calendar day (tonnes)	15,258
Grade % - Copper	0.284
Grade g/t - Gold	0.299
Recovery % – Copper	64.95
Recovery % – Gold	63.61
Copper produced (lbs)	5,649,920
Gold produced (oz)	8,495

The first shipment of Mount Polley concentrate, a total of approximately 11,500 tonnes of copper concentrate, was loaded at Vancouver Wharves in North Vancouver, BC and sailed on July 4, 2005. The concentrate shipment graded approximately 24.5% copper, 27.9 g/t gold and 76.2 g/t silver, and contained an estimated 5.567 million pounds of copper, 9,340 ounces of gold and 23,700 ounces of silver. With higher concentrate production in July, the second shipment of Mount Polley concentrate is scheduled for mid-August.

Permitting is underway at the Southeast Zone for inclusion in the mining plan. The Southeast Zone has a high gold to copper ratio and a lower stripping ratio, which could provide mill feed to blend with the high copper grade ore from the Wight Pit.

Preliminary engineering is underway to assess the feasibility of mining the high grade Green Zone, located beneath the currently designed Wight open pit. This is the first time underground methods are being considered at Mount Polley. The Green Zone's intensely mineralized intersections include 25.1 metres grading 4.43% copper, 1.28 g/t gold and 26.92 ppm silver in hole WB04-161, and 15.0 metres grading 5.86% copper, 3.13 g/t gold and 39.06 ppm silver in hole WB04-179. The zone remains open in both directions and has a currently defined strike length of 270 metres.

Summer exploration work at Mount Polley is directed towards identifying new mineralized zones with use of mapping, till and whole rock geochemical sampling, trenching and percussion drilling.

Huckleberry Mine
An ongoing exploration program initiated in late 2004 continued in the second quarter with 6,388 metres of diamond drilling completed. A total of 33 holes were drilled from April to the end of June 2005 in the Main Zone Extension (formally the Northwest Target) located directly north of the Huckleberry Main Zone. All the holes encountered potentially economic mineralization. A study of the feasibility of developing the new zone is expected later this year.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine, located 123 kilometres southwest of Houston, British Columbia. Production statistics for the six months ended June 30 are provided below.

Huckleberry Production Statistics *(unaudited)*	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Ore milled (tonnes)	3,587,800	3,385,100
Ore milled per calendar day (tonnes)	19,822	18,599
Ore milled per operating day (tonnes)	21,782	20,665
Grade (%) – Copper	0.555	0.468
Grade (%) – Molybdenum	0.014	0.014
Recovery (%) – Copper	87.8	84.8
Recovery (%) – Molybdenum	22.5	14.9
Copper produced (lbs)	38,532,000	29,609,000
Molybdenum produced (lbs)	245,996	152,348

Outlook
Mount Polley and its copper concentrate delivery pipeline are now fully operational with the first delivery of concentrate to smelter made on July 26, 2005. The high grade Wight Pit is now providing mill feed on a regular basis, approximately one month ahead of schedule. With the regular supply of Wight Pit ore, 9,000 tonnes of copper concentrate is expected to be produced in August.

Exploration at Mount Polley during the summer months will focus on identification of new drill targets, with follow up diamond drilling planned for later in the year. Work continues on the design of the underground access to provide a platform for further drilling in the Green Zone, and to provide a haulage system for potential underground mining in the deeper parts of the Northeast Zone.

At Huckleberry, a mine design for the Main Zone Extension is expected to be completed by the end of the third quarter. We are hopeful this may extend the mine life beyond its current planned closure in 2007.

In the second quarter, Imperial completed a $14.5 million working capital facility with a syndicate of lenders, including Edco Capital Corporation, a company associated with N. Murray Edwards, a significant shareholder of Imperial.

During the same quarter, Mount Polley took delivery of six of the eight new CAT 785 haul trucks with the remaining two trucks being placed into service in July and August. The trucks were financed by a four year $12.9 million term loan from a Canadian bank.

In May, Dr. K. Peter Geib resigned as director after more than 20 years of exceptional service. The Board of Directors wishes to acknowledge Dr. Geib's many years of dedication and significant contributions to Imperial's growth and success. The Board of Directors is pleased to welcome Mr. Ed Yurkowski as director. Mr. Yurkowski is President and CEO of Procon Mining and Tunneling and comes to the Board with strong credentials in all aspects of mine development and operations.

Brian Kynoch
President

Imperial Metals

Management's Discussion & Analysis

Overview

The Mount Polley mine was in full production during the entire quarter following the restart of milling operations on March 8. As revenues from concentrate sales are not recognized until title to concentrates passes to the buyer, which first occurred in July, no revenue from the sale of concentrate was recorded in the June quarter.

Expenditures in the June quarter were financed through a $14.5 million line of credit facility with a syndicate of lenders; from advance payments received from a concentrate purchaser; and from a term loan facility for mobile mine equipment. Capital expenditures during the quarter were $25.1 million, primarily for the addition of new haul trucks and for pit stripping costs. Exploration of the Mount Polley property continued with additional resources being outlined.

Income for the six months ended June 30, 2005 was $6.3 million and included $6.7 million of equity income from Huckleberry. Huckleberry continues to benefit from the current high price of copper and molybdenum.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of August 10, 2005. Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the June 2005 Quarter

General

The quarter ending June 30, 2005 was the first full quarter of production from the Mount Polley mine after restart of milling operations on March 8. Ore milled during the June quarter came primarily from the Bell Pit and from stockpiled low grade ore. Mine operations during the quarter were focused on preparing the Wight Pit for full scale mining which is expected to commence in the third quarter. Title to the first shipment of copper concentrate from Mount Polley totaling approximately 11,500 tonnes passed to the buyer in July and therefore no revenue from sale of concentrate was recorded in the June quarter.

Expenditures in the June quarter were financed from three sources: a $14.5 million line of credit facility with a syndicate of lenders; advance payments received from a purchaser of concentrate; and from a term loan facility for mobile mine equipment. Capital expenditures during the quarter were $25.1 million, primarily for the addition of new haul trucks and for pit stripping costs. Exploration of the Mount Polley property continued with additional resources being outlined.

Other important activities in the second quarter included the finalization of additional Mount Polley concentrate sales agreements, tailings dam construction and completion of work on the Company's concentrate holding shed at Vancouver Wharves. Two applications to amend the existing mining permit were also prepared and submitted to Government authorities for review. The first amendment was for building a haul road from the Wight pit to the tailings dam to reduce the cost of dam construction. The second amendment was for mining of the Southeast Zone.

Copper prices were substantially higher in the second quarter of 2005 quarter than in the comparable 2004 quarter, averaging about US$1.53 per pound compared to US$1.26 per pound in 2004. The US Dollar fluctuated in a downward

trend during the 2005 quarter closing marginally weaker at June 30, 2005 compared to December 31, 2004. Even with the decline in the exchange rate the price of copper in CDN Dollar terms was substantially higher averaging $1.88 per pound in June 2005 quarter compared to $1.69 per pound in same 2004 period. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt payable in CDN Dollars.

The continued strong gain in the CDN Dollar against the US Dollar since early 2004 along with increases in certain costs resulting from changes in market conditions for such items as concentrate treatment and refining costs and the cost of labour, fuel and other consumables, will impact the profitability of Mount Polley and of resource projects generally. The Company will seek to adopt operating and development strategies that will mitigate the impact of these market conditions.

Exploration

Exploration expenditures at Mount Polley were $2.6 million in the June 2005 quarter compared to $2.1 million in the June 2004 quarter. With a recently expanded land base, ongoing exploration at Mount Polley will consist of identifying and delineating additional "*northeast zone*" type mineralized zones and expanding already identified zones.

Exploration at 50% owned Huckleberry mine will be focused on the promising Main Zone Extension target with a view to extending Huckleberry's remaining mine life, currently estimated at 2 years.

At Sterling, reclamation work on the heaps was completed in the June 2005 quarter and additional claims were staked to the north of the Sterling property. The Company plans to recommence exploration later in 2005 following a review of all exploration information.

Huckleberry Mines Ltd.

The financial results of Huckleberry have a significant impact on Imperial. Huckleberry benefited from higher copper prices in 2005 generating $3.3 million in equity income to the Company in the June 2005 quarter compared to a loss of $1.1 million in the June 2004 quarter. Note 7 to the unaudited consolidated interim financial statements of the Company disclose the impact of Huckleberry operations on the financial results of Imperial.

At the end of 2004 it was estimated that Huckleberry's mine life would end in early 2007. As a result of the increase in copper prices, Huckleberry has recalculated reserves contained in the East Zone pit to determine how much additional copper can be produced at higher price levels. The pit has been redesigned adding 3.0 million tonnes of ore to the mine plan, however due to the topography of the site and geometry of the mineralized zone closure will still occur late in 2007 unless additional sources of ore are found.

During 2004 Huckleberry increased its exploration efforts with the aim of discovering additional reserves to extend the mine life. This effort was successful in identifying a new potential copper-molybdenum deposit directly north of the Huckleberry Main Zone Pit. Further exploration to follow up on the 2004 results commenced in April 2005. Huckleberry will complete a feasibility study to determine the viability of mining this resource.

The Company owns 50% of the shares of Huckleberry Mines Ltd., the owner of the Huckleberry Mine. All debt and other obligations of Huckleberry are non recourse to Imperial. At June 30, 2005 Huckleberry's total debt, including accrued interest, was $124.6 million. In June 2005 Huckleberry made payments on this debt in accordance with the new loan terms completed in 2004. However, the repayment of all of Huckleberry's debt will depend on the ability of Huckleberry to generate sufficient cash flow prior to a depletion of its ore reserves. If the Lenders have not been repaid at that time they could enforce their security, resulting in Imperial losing its interest in Huckleberry. The ongoing operations of the Company would not be materially affected if Imperial lost its 50% interest in Huckleberry.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and

Analysis for the year ended December 31, 2004.

Critical Accounting Policies

The critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2004.

Changes in Accounting Policies

No new accounting policies were adopted by the Company in the six months ended June 30, 2005 and the Company is not expected to adopt any new accounting policies in 2005.

Results of Operations for the Three Months Ended June 30, 2005 Compared to the Three Months Ended June 30, 2004

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2005 and the audited consolidated financial statements of the Company for the year ended December 31, 2004.

Financial Results

Overview

Net income in the quarter ended June 30, 2005 was $2.3 million ($0.08 per share) compared to a net loss of $2.3 million ($0.09 per share) in the prior year.

Operating revenues were $0.1 million in the quarter ended June 30, 2005 compared to $0.3 million in the comparative 2004 quarter following the termination of management and equipment rental income from Huckleberry. The first shipment of concentrate from Mount Polley was made just after the end of the quarter and therefore no revenue from the sale of concentrate was recorded in the June 2005 quarter.

The higher net income for the Company in the June 2005 quarter was primarily attributable to improvement in Huckleberry's financial results. The Company's share of Huckleberry's net income in the quarter ended June 30, 2005 was $3.3 million compared to a loss of $1.1 million in the second quarter of 2004. Income from Huckleberry in the June 2005 quarter was reduced by a $1.5 million foreign exchange loss on long term debt compared to a foreign exchange loss of $2.4 million in the June 2004 quarter.

Mine Maintenance Costs

Mine maintenance costs decreased to $0.2 million in the quarter ended June 30, 2005 compared to $1.1 million in the quarter ended June 30, 2004. The reduction is attributable to Mount Polley holding and operating costs which are now included with inventory production costs and will be charged to expense upon sale of the concentrate. In the 2004 period mine maintenance costs also included Mount Polley operating costs for equipment rental operations.

Administration

Administration costs increased to $0.4 million from $0.3 million due to the restart of operations at Mount Polley and increases in public company costs.

Interest Expense on Long Term Debt

Interest expense on long term debt increased to $0.4 million in the 2005 quarter from nil in 2004 due to the new loans for the acquisition of mobile mine equipment at Mount Polley and the convertible debentures issued in March 2005.

Other Interest Expense

Other interest expense totaled $0.1 million in the June 2005 quarter and includes interest on short term concentrate advances and the line of credit facility. The Company had no short term debt in the comparative 2004 period.

Interest Accretion on Long Term Debt

Interest accretion increased to $0.3 million from $0.1 million in 2004. The increase is due to the addition of the convertible debenture in March 2005.

Amortization of Deferred Financing Charges

The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $0.2 million in the June 2005 quarter. There were no comparable items in the prior year.

Foreign Exchange Loss on Long Term Debt

Foreign exchange losses on US Dollar denominated long term debt were less than $0.1 million in 2005 and were all related to the long term debt added by the Company during 2004. During the quarter ended June 30, 2005 the CDN Dollar weakened marginally against the US Dollar resulting in only a minimal change in the period end exchange rate.

Other Foreign Exchange Gains and Losses

The $0.2 million in foreign exchange gains recorded in the June 2005 quarter is mostly attributable to foreign exchange gains on US Dollar denominated short term debt. There was no US Dollar denominated short term debt in the prior year.

Other Income

Other income in the June 2005 quarter is mostly attributable to gains from the sale of mineral property assets that are no longer required for operations. No mineral property assets were sold in the comparative 2004 quarter.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the quarter ended June 30, 2005 was $2.3 million compared to net loss of $2.3 million in the June 2004 quarter. Cash flow applied to operations was $1.1 million in 2005, the same as in the June 2004 quarter. The increase in net income is mostly attributable to the increase in equity income from Huckleberry, a non cash item.

Working Capital

At June 30, 2005 the Company had working capital deficiency of $14.7 million, a reduction of $16.0 million from working capital of $1.3 million at December 31, 2004. This working capital deficiency reflects the financing arrangements made to restart operations which include short term advances of $10.4 million from a purchaser of concentrate, to be repaid upon sale of the concentrate; a $2.5 million increase in the current portion of long term debt following the addition of new debt; and a $12.5 million increase in the line of credit facility. These financing arrangements are expected to be sufficient to bridge mine restart costs until positive cash flow is achieved.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $22.5 million in the quarter ended June 30, 2005 compared to $0.6 million in 2004. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included capital

costs, tailings dam, concentrate load out facilities, and pit stripping. These expenditures were financed primarily by term loans and the line of credit facility.

Exploration expenditures were $2.6 million in the quarter ended June 30, 2005 compared to $2.1 million in the June 2004 quarter. Most of these expenditures in both years were attributable to exploration at Mount Polley. The level of expenditures on exploration projects for the remainder of the year 2005 will be governed by available cash.

Proceeds from the sale of marketable securities totaled $0.1 million in the three months ended June 30, 2004. There were no marketable securities transactions in the quarter ended June 30, 2005.

Ongoing exploration expenditures, project holding costs, project development and capital costs, and general corporate costs will be financed from existing cash resources, sale of assets, joint venture arrangements and debt and equity financings, when appropriate.

Results of Operations for the Six Months Ended June 30, 2005 Compared to the Six Months Ended June 30, 2004

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2005 and the audited consolidated financial statements of the Company for the year ended December 31, 2004.

Financial Results

Overview

Net income in the six months ended June 30, 2005 was $6.3 million ($0.22 per share) compared to a net loss of $3.0 million ($0.12 per share) in the prior year.

Operating revenues were $0.2 million in the six months ended June 30, 2005 compared to $0.6 million in the comparative 2004 period following the termination of management and equipment rental income from Huckleberry. The first shipment of concentrate from Mount Polley was made just after the end of the second quarter and therefore no revenue from the sale of concentrate was recorded in the six months ended June 30, 2005.

The higher net income for the Company in the six months to June 2005 was primarily attributable to improvement in Huckleberry's financial results. The Company's share of Huckleberry's net income in the six months ended June 30, 2005 was $6.7 million compared to a loss of $1.1 million in 2004. Income from Huckleberry in 2005 was reduced by a $1.9 million foreign exchange loss on long term debt. The foreign exchange loss in the six months ended June 30, 2004 was $3.9 million.

Mine Maintenance Costs

Mine maintenance costs decreased to $0.8 million in the current six month period compared to $1.9 million in the 2004 period. The reduction is attributable to Mount Polley holding and operating costs which are now included with inventory production costs and will be charged to expense upon sale of the concentrate. In the 2004 period mine maintenance costs also included Mount Polley operating costs for equipment rental operations.

Administration

Administration costs increased to $0.9 million from $0.6 million due to the restart of operations at Mount Polley and increases in public company costs.

Interest Expense on Long Term Debt

Interest expense on long term debt increased to $0.5 million in the six months ended June 30, 2005 from nil in 2004 due to the new loans for the acquisition of mobile mine equipment at Mount Polley and the convertible debentures issued in March 2005.

Other Interest Expense

Other interest expense totaled $0.2 million in the six months ended June 30, 2005 and includes interest on short term concentrate advances and the line of credit facility. The Company had no short term debt in the comparative 2004 period.

Interest Accretion on Long Term Debt

Interest accretion increased to $0.4 million from $0.1 million in 2004. The increase is due to the addition of the convertible debenture in March 2005.

Amortization of Deferred Financing Charges

The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $0.2 million. There were no comparable items in the prior year.

Foreign Exchange Loss on Long Term Debt

Foreign exchange losses on US Dollar denominated long term debt were under $0.1 million in 2005 and were all related to the long term debt added by the Company during 2004. During the six months ended June 30, 2005 the CDN Dollar weakened marginally against the US Dollar resulting in a small change since December 31, 2004.

Other Foreign Exchange Gains and Losses

The $0.2 million in foreign exchange gains recorded in the period to June 2005 is mostly attributable to foreign exchange gains on US Dollar denominated short term debt. There was no US Dollar denominated short term debt in the prior year.

Other Income

Other income in 2005 is mostly attributable to gains from the sale of mineral property assets that are no longer required for operations. The comparative 2004 period included gains on the sale of marketable securities.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the six months ended June 30, 2005 was $6.3 million compared to net loss of $3.0 million in 2004. Cash flow applied to operations was $2.2 million in 2005 compared to $1.8 million the 2004 period. The increase in net income is mostly attributable to the increase in equity income from Huckleberry, a non cash item.

Working Capital

At June 30, 2005 the Company had working capital deficiency of $14.7 million, a reduction of $16.0 million from working capital of $1.3 million at December 31, 2004. This working capital deficiency reflects the financing arrangements made to restart operations which include short term advances of $10.4 million from a purchaser of concentrate, to be repaid upon sale of the concentrate; a $2.5 million increase in the current portion of long term debt following the addition of new debt; and a $12.5 million increase in the line of credit facility. These financing arrangements are expected to be sufficient to bridge mine restart costs until positive cash flow is achieved.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $37.5 million in the six months ended June 30, 2005 versus $0.6 million in 2004. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included capital costs, tailings dam, concentrate load out facilities, and pit stripping. These expenditures were financed by the convertible debenture, term loans and the line of credit facility.

Exploration expenditures were $4.8 million in the six months ended June 30, 2005 compared to $3.7 million in 2004. Most of these expenditures in both years were attributable to exploration at Mount Polley. The level of expenditures on exploration projects for the remainder of the year 2005 will be governed by available cash.

Proceeds from the sale of marketable securities totaled $0.7 million in the six months ended June 30, 2004. There were no marketable securities transactions in the six months ended June 30, 2005.

Ongoing exploration expenditures, project holding costs, project development and capital costs, and general corporate costs will be financed from existing cash resources, sale of assets, joint venture arrangements and debt and equity financings, when appropriate.

Debt and Other Obligations

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested. The Mount Polley mine commenced operations in March 2005 and therefore monthly payments were to resume in April 2005 but have been deferred with payments expected to commence in the fourth quarter of 2005.

During the six months ended June 30, 2005 the Company financed its capital additions from three sources. The Company drew $9.7 million of a $12.4 million four year term loan facility with a Canadian bank for the financing of mobile mine equipment. The balance was financed from the proceeds of short term debt consisting of a $14.5 million line of credit facility, of which $12.5 million was drawn at June 30, 2005 and short term advances from the purchasers of the Company's concentrate to be repaid upon delivery of concentrate. As at June 30, 2005 the Company is committed to capital expenditures of approximately $4.2 million for capital asset additions for the Mount Polley mine. These additions will conclude the capital program for the development of the Wight pit and restart of the mine to full scale operations. Included in the commitment total is the purchase of mobile mine equipment that was delivered during July and August 2005 and that was financed by a $3.2 million four year term loan facility with a Canadian bank.

The Company had the following contractual obligations as of June 30, 2005:

	Jul-Dec 2005	Years Ended 2006	2007	2008	2009	2010 +	Total
Long term debt [1]	$2,800,000	$5,134,000	$4,993,000	$3,733,000	$2,150,000	$583,000	$19,393,000
Short term debt	10,396,000	12,500,000	-	-	-	-	22,896,000
Convertible Debentures[2]	-	-	-	-	-	20,000,000	20,000,000
Operating leases	122,000	200,000	184,000	89,000	61,000	5,000	661,000
Capital expenditures[3]	4,173,000	-	-	-	-	-	4,173,000
Mineral properties [4]	37,000	142,000	156,000	146,000	146,000	170,000	797,000
Total	$17,528,000	$17,976,000	$5,333,000	$3,968,000	$2,357,000	$20,758,000	$67,920,000

(1) Payments shown include interest and deemed interest.

(2) Assumes non conversion of debentures.

(3) Year 2005 capital expenditure commitments totaling $2.6 million were financed by four year term loan subsequent to June 30, 2005.

(4) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2010 is for year 2010 requirements only.

Debt repayment and working capital requirements for the balance of the year 2005 are expected to be met from proceeds the balance of the term loan, the balance of the $14.5 million line of credit facility, cash flow from operations at Mount Polley and other debt or equity financings as may be required.

Selected Quarterly Financial Information

	Three Months Ended			
	June 30 2005	March 31 2005	December 31 2004	September 30 2004
Total Revenues	$134,213	$45,775	$320,519	$196,915
Writedown of mineral properties	$ -	$ -	$20,929	$ -
Equity Income from Huckleberry	$3,262,590	$3,461,683	$6,647,956	$2,498,328
Net Income	$2,347,305	$3,946,336	$5,855,767	$782,713
Net Income per share [3]	$0.08	$0.14	$0.21	$0.03
Diluted Income per share [3]	$0.08	$0.14	$0.21	$0.03
Cash Flow [4]	$(1,091,757)	$(1,145,045)	$(514,394)	$(1,482,216)
Cash Flow per share [3][4]	$(0.04)	$(0.04)	$(0.02)	$(0.06)
Average LME cash settlement copper price/lb in US$	$1.537	$1.482	$1.380	$1.293
Average US/CDN$ exchange rate	$1.244	$1.227	$1.221	$1.307
Period end US/CDN$ exchange rate	$1.226	$1.210	$1.204	$1.264

	Three Months Ended			
	June 30 2004	March 31 2004	December 31 2003 *(Restated)*	September 30 2003 *(Restated)*
Total Revenues [1]	$311,374	$295,857	$7,531,937	$10,223,866
Foreign exchange gain (loss) on Huckleberry debt [2]	$ -	$ -	$2,355,946	$72,122
Writedown of mineral properties	$ -	$ -	$ -	$(1,525,937)
Equity Income (Loss) from Huckleberry	$(1,057,218)	$(22,440)	$1,079,658	-
Net Income (Loss)	$(2,302,000)	$(696,933)	$3,408,431	$(2,827,673)
Net Income (Loss) per share [3]	$(0.09)	$(0.03)	$0.14	$(0.13)
Diluted Income (Loss) per share [3]	$(0.09)	$(0.03)	$0.14	$(0.13)
Cash Flow [4]	$(1,090,623)	$(744,348)	$1,335,307	$1,733,756
Cash Flow per share [3][4]	$(0.04)	$(0.03)	$0.06	$0.08
Average LME cash settlement copper price/lb in US$	$1.264	$1.239	$0.934	$0.795
Average US/CDN$ exchange rate	$1.359	$1.318	$1.316	$ 1.380
Period end US/CDN$ exchange rate	$1.340	$1.311	$1.292	$1.380

(1) Total revenues for the three months ended December 31, 2003 include only two months of revenue from Huckleberry due to the change in basis for accounting for Huckleberry effective December 1, 2003.

(2) In order to provide the reader with a better understanding of the effect of changes in the US/CDN Dollar on the net income of the Company to December 31, 2003, foreign exchange gain (loss) on debt shown above includes the amounts from Huckleberry recorded on both the proportionate consolidation basis to November 30 and on the equity basis for the month of December.

(3) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(4) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period. The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

Huckleberry

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the copper production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions and disclosed in Note 11 to the audited consolidated financial statements for the year ended December 31, 2004.

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial.

Until repayment of the $2.5 million senior ranked debt owed to the Company by Huckleberry on December 1, 2004 the Company received consulting fees for its services pursuant to a consulting agreement however, there was no obligation to provide any staff, as mine operations are managed totally by Huckleberry.

To June 30, 2004 Huckleberry rented certain mobile mining equipment from the Company on commercial terms and conditions. During 2003 and 2004 Huckleberry acquired mobile mining equipment to replace the equipment rented from the Company and therefore rentals ceased in early 2004. Rental revenue earned by the Company from Huckleberry was under $nil in the quarter ended June 30, 2005 and $0.7 million in year ended 2004.

Corporate

In July 2004 the Company entered into a $5.0 million revolving Line of Credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, a significant shareholder of Imperial. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. At December 31, 2004 no funds were drawn on the facility, however funds were drawn in early 2005. The facility was terminated in March 2005 upon repayment in full from proceeds of the $20.0 million convertible debenture financing.

In March 2005 the Company issued $20 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company purchased $9.75 million of the Convertible Debentures: N. Murray Edwards, a significant shareholder of Imperial, Larry Moeller, director, and Brian Kynoch, President, all Insiders of the Company, purchased $9.75 million of the convertible debentures. Further details on the Convertible Debentures can be found in Note 5 to the unaudited interim financial statements for the six months ended June 30, 2005.

In the June 30, 2005 quarter the Company entered into a $14.5 million revolving Line of Credit facility of which $9.5 million was with Edco Capital Corporation, a company controlled by N. Murray Edwards, a significant shareholder of Imperial and $0.5 million was with a director of the Company. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. In consideration of the facility, the lenders will be granted warrants to purchase up to 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months, of which 1,335,000 will be issued to related parties. As at June 30, 2005 $12.5 million of the facility was drawn with the balance was drawn in July.

Other

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at *www.sedar.com*.

As of June 30, 2005 the Company had 28,135,939 common shares outstanding. On a diluted basis the Company had 34,044,153 common shares outstanding.

Outlook

Operations, Earnings and Cash Flow

Overall production levels for copper and gold will increase in 2005 with the restart of the Mount Polley mine, generating positive cash flow to the Company. Sales of concentrate commenced with the first shipment in early July.

Based on the current mine plan the Mount Polley mine is expected to produce about 30 million pounds of copper, 35 thousand ounces of gold and 180 thousand ounces of silver during 2005. Until July 2005, production was from the previously mined Bell pit and existing ore stockpiles. Ore from the higher grade Wight pit is expected to be mined and

milled commencing July. By the end of 2005, Wight pit ore is expected supply almost half of the feed to the mill.

Huckleberry is expected to produce about 38 million pound of copper and 287 thousand pounds of molybdenum during the balance of 2005. Equity income from Huckleberry for the balance of 2005 is expected to be approximately $5.2 million based on a copper price of US$1.50 per pound, a US/CDN Dollar exchange rate of $1.22 and the current mine plan for the Huckleberry mine, excluding the impact of US/CDN Dollar exchange rate on Huckleberry's long term debt. Every US$0.01 change in the US/CDN Dollar exchange rate on Huckleberry long term debt from the June 30, 2005 US/CDN Dollar exchange rate of 0.8159 impacts Imperial's 50% equity income from Huckleberry by $590,000.

Exploration

Exploration expenditures at Mount Polley aimed at expanding known deposits and discovering new deposits will be governed by available cash The Company plans to recommence exploration at its wholly owned Sterling mine property near Beatty, Nevada in the latter part of 2005. This program will include excavation of an underground access ramp and underground and surface drilling. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development in 2005 will be limited to the Mount Polley mine.

Financing

Debt repayment and working capital requirements for the balance of the year 2005 are expected to be met from proceeds the balance of the term loan, the balance of the $14.5 million line of credit facility, cash flow from operations at Mount Polley and other debt or equity financings as may be required.

Imperial Metals

CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	June 30 2005	December 31 2004
ASSETS		
Current Assets		
Cash and cash equivalents	$3,711,746	$4,716,089
Marketable securities [market value $437,144 (2004 - $720,544)]	424,644	680,574
Accounts receivable	3,033,730	3,188,768
Inventory (Note 2)	14,026,740	800,122
	21,196,860	9,385,553
Mineral Properties	76,899,035	36,999,596
Future Site Reclamation Deposits	2,261,216	2,227,744
Deferred financing costs (Notes 3(a) and 5)	1,993,223	-
Other Assets	517,088	134,320
	$102,867,422	$48,747,213
LIABILITIES		
Current Liabilities		
Accounts payable and accrued charges	$8,677,406	$6,067,829
Short term debt (Note 3)	22,896,087	-
Current portion of long term debt (Note 4)	4,299,391	1,838,680
Current portion of future site restoration costs (Note 6)	-	157,338
	35,872,884	8,063,847
Long Term Debt (Note 4)	13,625,876	6,784,377
Debt Component of Convertible Debentures (Note 5)	14,474,983	-
Future Site Reclamation Costs (Note 6)	3,086,985	2,961,235
Equity Share of Deficit of Huckleberry Mines Ltd. (Note 7)	11,456,651	18,180,924
	78,517,379	35,990,383
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	29,649,927	31,424,753
Contributed Surplus (Note 8)	1,762,668	250,869
Equity Component of Convertible Debentures (Note 5)	5,562,599	-
Deficit	(12,625,151)	(18,918,792)
	24,350,043	12,756,830
	$102,867,422	$48,747,213

See accompanying notes to these financial statements.

Imperial Metals

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
For the Six Months Ended June 30, 2005 and 2004
(Unaudited – Prepared by Management)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2005	2004	2005	2004
REVENUES				
Interest income	$23,110	$72,911	$46,385	$170,093
Management fees	-	75,000	-	150,000
Other	111,103	163,463	133,603	287,138
	134,213	311,374	179,988	607,231
EXPENSES				
Mineral property holding costs	228,124	1,063,080	842,387	1,867,062
Interest accretion on future site restoration costs	56,839	45,684	108,591	90,799
Depletion, depreciation and amortization	94,320	21,602	122,547	38,186
Administration	440,243	299,151	862,066	576,367
Share based compensation	17,394	39,324	34,597	68,627
Interest on long term debt	403,308	-	515,645	-
Other interest	130,105	-	164,098	-
Interest accretion on long term debt	283,757	54,591	381,745	110,920
Amortization of deferred financing charges	151,603	-	159,897	-
Foreign exchange loss on long term debt	31,485	-	45,678	-
Other foreign exchange (gains) loss	(165,481)	5,957	(170,467)	(1,436)
	1,671,697	1,529,389	3,066,784	2,750,525
LOSS BEFORE THE UNDERNOTED	(1,537,484)	(1,218,015)	(2,886,796)	(2,143,294)
Equity income (loss) in Huckleberry Mines Ltd. (Note 7)	3,262,590	(1,057,218)	6,724,273	(1,079,658)
Other	637,214	(5,020)	242,119	219,200
INCOME (LOSS) BEFORE TAXES	2,362,320	(2,280,253)	4,079,596	(3,003,752)
Recovery of income taxes (Note 9)	(15,015)	(21,747)	2,214,045	4,819
NET INCOME (LOSS)	2,347,305	(2,302,000)	6,293,641	(2,998,933)
Deficit, Beginning of Period	(14,972,456)	(23,255,272)	(18,918,792)	(22,558,339)
Deficit, End of Period	$(12,625,151)	$(25,557,272)	$(12,625,151)	$(25,557,272)
Income (Loss) Per Share				
Basic and diluted	$0.08	$(0.09)	$0.22	$(0.12)

Supplemental Disclosure of Outstanding Shares

	August 10, 2005	*June 30, 2005*
Common shares outstanding	28,135,939	28,135,939
Diluted common shares outstanding (including warrants in Note 11(a))	34,044,153	33,777,153

See accompanying notes to these financial statements.

Imperial Metals

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2005 and 2004
(Unaudited – Prepared by Management)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2005	2004	2005	2004
OPERATING ACTIVITIES				
Net income (loss)	$2,347,305	$(2,302,000)	$6,293,641	$(2,998,933)
Items not affecting cash flows				
Depletion, depreciation and amortization	94,320	21,602	122,547	38,186
Share based compensation	17,394	39,324	34,597	68,627
Interest accretion on debt and future site restoration costs	340,596	100,275	490,336	201,719
Amortization of deferred financing costs	151,603	-	159,897	-
Equity (income) loss in Huckleberry Mines Ltd.	(3,262,590)	1,057,218	(6,724,273)	1,079,658
Foreign exchange gain on short and long term debt	(137,212)	-	(123,019)	-
Future income taxes	-	-	(2,244,060)	(26,566)
Other	(643,173)	(7,042)	(246,468)	(197,662)
	(1,091,757)	(1,090,623)	(2,236,802)	(1,834,971)
Net change in non-cash operating Balances (Note 10)	(10,012,822)	(215,352)	(8,093,728)	(331,094)
Cash used in operating activities	(11,104,579)	(1,305,975)	(10,330,530)	(2,166,065)
FINANCING ACTIVITIES				
Proceeds of short term debt	23,064,784	-	23,064,784	-
Proceeds of long term debt	9,705,000	-	9,705,000	-
Repayment of long term debt	(298,882)	-	(524,897)	-
Proceeds of convertible debentures	(2,265)	-	19,081,582	-
Issue of shares for cash	128,150	414,000	444,000	439,000
Cash provided by financing activities	32,596,787	414,000	51,770,469	439,000
INVESTMENT ACTIVITIES				
Acquisition and development of mineral properties	(25,148,296)	(2,702,121)	(42,325,541)	(4,263,658)
Purchase of marketable securities	-	-	-	(600,000)
Proceeds on sale of marketable securities	-	86,702	-	717,177
Other	(12,923)	(22,810)	(118,741)	(30,079)
Cash used in investment activities	(25,161,219)	(2,638,229)	(42,444,282)	(4,176,560)
DECREASE IN CASH AND CASH EQUIVALENTS	(3,669,011)	(3,530,204)	(1,004,343)	(5,903,625)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,380,757	8,814,714	4,716,089	11,188,135
CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,711,746	$5,284,510	$3,711,746	$5,284,510
SUPPLEMENTAL INFORMATION				
Interest expense paid	$556,008	$234	$626,722	$647
Income taxes paid	$ -	$21,747	$ -	$21,747

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2005
(Unaudited – Prepared by Management)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2004. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes below.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

2. INVENTORY

	June 30 2005	December 31 2004
Concentrate	$12,808,578	$ -
Supplies	1,218,162	800,122
	$14,026,740	$800,122

3. SHORT TERM DEBT

		June 30 2005	December 31 2004
(a)	Line of Credit Facility Working capital facility of up to $14.5 million with a syndicate of lenders. The facility, which bears interest at 8% per annum, is secured by a floating charge on all the assets of the Company plus a guarantee by the Company's wholly owned subsidiary, Mount Polley Mining Corporation. The term of the facility ends on June 30, 2006 and is extendable at the option of the lenders. In consideration of the facility, the lenders will be granted warrants to purchase up to a maximum of 1,935,750 common shares of Imperial at $6.00 per share for a period of 24 months (Notes 8 and 11(a)).	$12,500,000	$ -
(b)	Concentrate Advances Cash advances of US$8,482,447 (2004-US$nil) from a purchaser of concentrate from the Mount Polley mine repayable from sale of concentrate with interest at three month Libor plus 2% and secured by a first charge on the concentrate from the Mount Polley mine.	10,396,087	-
		$22,896,087	$ -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2005
(Unaudited – Prepared by Management)

4. LONG TERM DEBT

	Note	June 30 2005	December 31 2004
Mount Polley Mine Construction Loan	(a)	$6,175,199	$6,098,714
Mount Polley Finance Contracts	(b)	1,941,345	2,324,233
Mount Polley Finance Contracts	(c)	169,748	200,110
Mount Polley Bank Term Loan	(d)	9,638,975	-
		17,925,267	8,623,057
Less portion due within one year		(4,299,391)	(1,838,680)
		$13,625,876	$6,784,377

(a) Mount Polley Mine Construction Loan
Loan from a company related to the former joint venture partner of the Mount Polley mine in the amount of $6,300,000 (2004 - $6,300,000) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

	June 30 2005	December 31 2004
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7.0 million by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$6,300,000	$6,300,000
Less portion representing deemed interest	(124,801)	(201,286)
	6,175,199	6,098,714
Less portion due within one year	(1,416,069)	(913,133)
	$4,759,130	$5,185,581

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms. The Mount Polley mine commenced operations in March 2005 and therefore monthly payments were to resume in April 2005 but have been deferred with payments expected to commence in the fourth quarter of 2005.

(b) Finance contracts aggregating $1,941,345 (US$1,583,994) repayable in monthly installments of $81,647 (US$66,618) with interest at one month Libor plus 3.5% and secured by certain mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

Repayments are due as follows:	US$	Cdn$
July 1 to December 31, 2005	$399,709	$489,882
Year ended December 31, 2006	799,417	979,765
Year ended December 31, 2007	466,327	571,531
	1,665,453	2,041,178
Less portion representing interest	(81,459)	(99,833)
	1,583,994	1,941,345
Less portion due within one year	(725,497)	(889,169)
	$858,497	$1,052,174

(c) Finance contracts aggregating $169,748 repayable in monthly installments of $5,760 until September 2007 and $2,509 thereafter, and secured by certain vehicles at the Mount Polley mine. The obligation has been recorded on a present value basis with deemed interest at 6% per annum as the finance contracts are interest free.

Repayments are due as follows:	
July 1 to December 31, 2005	$35,922
Year ended December 31, 2006	71,845
Year ended December 31, 2007	59,370
Year ended December 31, 2008	16,461
	183,598
Less portion representing interest	(13,850)
	169,748
Less portion due within one year	(63,715)
	$106,033

(d) Bank term loans aggregating $9,638,975 repayable in monthly installments of $204,000 until May 2006, $276,000 to May 2007, $267,000 for June 2007, $258,000 to May 2008, $216,000 for June 2008, $174,000 to April 2009 and the balance in May and June 2009 including interest at 6.15%, and secured by certain mobile mining equipment at the Mount Polley mine.

Repayments are due as follows:	
July 1 to December 31, 2005	$1,224,000
Year ended December 31, 2006	2,916,000
Year ended December 31, 2007	3,195,000
Year ended December 31, 2008	2,550,000
Year ended December 31, 2009	983,128
	10,868,128
Less portion representing interest	(1,229,153)
	9,638,975
Less portion due within one year	(1,930,438)
	$7,708,537

5. CONVERTIBLE DEBENTURES

On March 9, 2005, the Company issued subordinated secured convertible debentures with a face value of $20,000,000 that mature on March 10, 2010. Net proceeds, after deduction of issue expenses of $918,418, totalled $19,081,582. The debentures are subordinated to all senior security holders and bear interest at 6% per year with interest payable semi-annually on June 30 and December 31, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share.

The net proceeds of the debenture have been allocated between their debt and equity components based on pro rata calculation using the estimated fair value of each component. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity. These components have been measured at their respective fair values on the date the convertible debentures were issued. The Company has estimated the fair value of the equity component using an option pricing model assuming no dividends are to be paid, vesting occurring at the date of grant, an expected life of four years, a weighted average volatility of the Company's share price of 69% and a weighted average annual risk free interest rate of 3.79%.

The components of the convertible debentures are as follows:

	June 30, 2005	Issue Date March 9, 2005
Debt component	$14,474,983	$14,169,667
Equity component (net of financing costs of $267,734)	$5,562,599	$5,562,599

The debt component of the convertible debenture will be accreted to the face value of $20,000,000 through the recording of additional interest expense over the term of the convertible debenture.

6. FUTURE SITE RECLAMATION COSTS

	Six Months Ended June 30 2005	Year Ended December 31 2004
Balance, beginning of period	$3,118,573	$2,558,196
Interest accretion	108,591	185,152
Costs incurred during the period	(224,858)	(61,623)
Additions to future site reclamation costs	63,851	209,288
Change in estimates of future cash flows	-	316,192
Effect of translation of foreign currencies	20,828	(88,632)
	3,086,985	3,118,573
Less portion due within one year	-	(157,338)
Balance, end of period	$3,086,985	$2,961,235

The total undiscounted amount of estimated cash flows required to settle the obligations is $2,813,104 (2004 - $2,813,104) and US$1,281,992 (2004 – US$1,281,992), which has been discounted using a credit adjusted risk free rate of 7%. The reclamation obligations for both the Mount Polley and Sterling mines are expected to be paid in 2010. The amounts and timing of mine closure plans for both the Mount Polley mine and the Sterling mine will vary depending on a number of factors including exploration success and alternative mining plans.

7. EQUITY SHARE OF DEFICIT OF HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia and which is recorded on the equity basis. Prior to December 1, 2003 this investment was subject to joint control and was recorded on the proportionate consolidation basis. The effect of this change was the recognition of the Company's share of Huckleberry's deficit in the amount of $27,327,207 as a deferred credit in the Company's balance sheet at December 1, 2003. This deferred credit will be realized if the Company sells its interest in Huckleberry or to the extent that any subsequent equity earnings of Huckleberry reduce the Company's share of this deficit. The Company continues to have significant influence on Huckleberry and acts in an advisory capacity on mine operations. The Company has no obligation to fund any of Huckleberry's operations, debt or deficit.

The Company's share of deficit of Huckleberry is comprised of the following:

	Six Months Ended June 30 2005	Year Ended December 31 2004
Balance, beginning of period	$(18,180,924)	$(23,747,550)
Equity income for the period	6,724,273	8,066,626
Loan repaid by Huckleberry	-	(2,500,000)
Balance, end of period	$(11,456,651)	$(18,180,924)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2005
(Unaudited – Prepared by Management)

Summarized financial information for Huckleberry is as follows:

Balance Sheet	June 30, 2005	December 31, 2004
Current Assets		
Cash and cash equivalents	$29,743,647	$15,118,343
Other current assets	24,321,990	20,149,605
	54,065,637	35,267,948
Mineral property	52,992,727	56,060,445
Future site restoration deposits and other	3,209,432	3,209,432
	$110,267,796	$94,537,825
Current Liabilities		
Accounts payable and other current liabilities	$6,588,426	$5,357,673
Current portion of long term debt	5,133,000	3,151,299
	11,721,426	8,508,972
Long term debt and accrued interest and capital lease obligations	119,426,006	120,456,357
Future site restoration costs and other long term liabilities	3,135,765	3,036,441
	134,283,197	132,001,770
Share Capital	57,595,611	57,595,611
Deficit	(81,611,012)	(95,059,556)
	(24,015,401)	(37,463,945)
	$110,267,796	$94,537,825

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Statement of Income		
Revenues	$31,552,126	$66,357,582
Expenses	25,026,947	52,909,038
Net Income	$6,525,179	$13,448,544
Statement of Cash Flows		
Operating activities	$9,253,826	$26,248,869
Financing activities	(3,207,282)	(3,268,411)
Investment activities	(4,289,066)	(8,355,354)
Increase in cash and cash equivalents	$1,757,478	$14,625,104

	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
Statement of Loss		
Revenues	$18,002,653	$40,282,498
Expenses	23,522,334	45,847,058
Net Loss	$(5,519,681)	$(5,564,560)
Statement of Cash Flows		
Operating activities	$4,083,834	$9,953,573
Financing activities	(61,127)	(154,620)
Investment activities	(1,588,452)	(2,102,369)
Increase in cash and cash equivalents	$2,434,225	$7,696,584

(1) Certain of the financial information of Huckleberry disclosed above has been reclassified to be consistent with the classifications used by the Company. In addition, the Company's equity share of earnings of Huckleberry includes certain adjustments to ensure consistency of accounting policies with those of the Company. These adjustments are not reflected in the above figures.

Effective November 2004, Huckleberry and its Lenders finalized an amendment to the debt repayment terms of Huckleberry's debt, retroactive to January 1, 2003, such that payments during 2003 and subsequent years are subject to available cash. Minimum principal payments, including accrued interest, are based on available cash as defined in the restructuring agreement. The available cash will fluctuate based on metal prices, currency exchange rates, capital expenditure requirements and operating results. Huckleberry's US Dollar denominated long term debt bears interest at 1.2% above the 6 month Libor rate.

If Huckleberry was unable to repay all of its long term debt and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to Huckleberry's carrying value of assets and liabilities. Such adjustments would not have a material effect on the ongoing operations of the Company as the Company is not contingently liable for any share of the Huckleberry debt.

8. SHARE CAPITAL

On June 15, 2005 the Company amended its articles and share capital to comply with the new requirements for companies incorporated in the Province of British Columbia. The new share structure is as follows:

Share Capital

Authorized

50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors.
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors.
Unlimited number of Common Shares without par value

Issued and Fully Paid	Six Months Ending June 30, 2005		Year Ending December 31, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Common shares				
Balance, beginning of period	27,950,939	$31,424,753	25,494,764	$14,427,459
Issued for cash, net of issue costs of nil (2004 - $600,329)	-	-	2,025,000	15,637,171
Issued for cash on exercise of options	114,700	57,350	213,300	106,650
Issued for cash on exercise of share purchase warrants	70,300	386,650	217,875	1,198,313
Transfer of contributed surplus on exercise of options	-	25,234	-	81,726
Future income tax effect of flow through share expenditures (Note 9)	-	(2,244,060)	-	(26,566)
Balance, end of period	28,135,939	$29,649,927	27,950,939	$31,424,753

Contributed Surplus	Six Months Ended June 30, 2005	Year Ended December 31, 2004
Balance, beginning of period	$250,869	$ -
Adjustment for change in accounting policy for share based compensation	-	175,455
Share based compensation	34,597	157,140
Transfer to share capital upon exercise of options	(25,234)	(81,726)
Warrants issued for Line of Credit facility (Note 3(a))	1,502,436	-
Balance, end of period	$1,762,668	$250,869

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2005
(Unaudited – Prepared by Management)

Share Option Plan

Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 2,500,000 common shares of the Company. At June 30, 2005, 1,245,000 common shares remain available for grant under this plan. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

Forfeitures of options are accounted for in the period of forfeiture.

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the option at the date of grant.

A summary of the status of the Company's share option plan as of June 30, 2005 and changes during the six months then ended is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	886,700	$0.82
Exercised	(114,700)	$0.50
Outstanding at June 30, 2005	772,000	$0.94
Options exercisable at June 30, 2005	737,000	$0.63

Share Purchase Warrants

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	Number of Warrants	
Balance, beginning of period	958,625	1,176,500
Issued pursuant to Line of Credit facility (Note 3(a))	1,668,750	-
Exercised	(70,300)	(217,875)
Balance, end of period	2,557,075	958,625

Each of the 888,325 warrants issued in connection with the equity financing of December 2003 entitles the holder to acquire one common share of the Company at a price of $5.50 per share until December 1, 2005. The Company is entitled to accelerate the expiry date of the warrants if the closing price of the common shares of the Company is at or above $8.50 per share for 10 consecutive trading days, by giving the holders of the warrants not less than 30 days notice in writing of such accelerated expiry date.

Each of the 1,668,750 warrants issued in connection with the Line of Credit facility (Note 3(a)) entitles the holder to acquire one common share of the Company at a price of $6.00 per share. The warrants expire as follows: 1,001,250 on May 19, 2007; 400,500 on June 15, 2007 and 267,000 on June 22, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2005
(Unaudited – Prepared by Management)

The Company has estimated the fair value of the warrants issued in connection with the Line of Credit at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Date warrants issued	May 19, June 15 and June 22, 2005
Number of warrants	1,668,750
Exercise price	$6.00
Estimated fair value per share	$0.90
Dividend yield	0%
Risk free interest rate	2.83%
Expected life	1.5 years
Expected volatility	40%

The fair value of the warrants is being charged to operations over the initial term of the related debt.

9. RECOVERY OF INCOME TAXES

The recovery of income taxes includes a recovery of $2,244,060 (2004 - $26,566) related to the change in the valuation allowance for future income tax assets to offset future income tax liabilities resulting from the renounciation of Canadian Exploration Expenditures for flow through share issuances, net of large corporations tax expense of $30,000 in 2005.

10. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES AND SUPPLEMENTARY CASH FLOW INFORMATION

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
(a) The net change in non cash operating working capital balances consists of the following:		
Accounts receivable	$155,038	$(969,838)
Inventory	(10,858,343)	9,352
Accounts payable and accrued liabilities	2,609,577	629,392
	$(8,093,728)	$(331,094)
(b) Non-Cash Financing Activity:		
Warrants issued for line of credit facility (Note 3(a))	$1,502,436	$ -

11. SUBSEQUENT EVENTS

Subsequent to June 30, 2005 the Company
(a) issued a further 267,000 warrants in connection with the Line of Credit facility (Note 3(a)).
(b) drew the $2.6 million balance on the term loan facility to finance mobile mining equipment for the Mount Polley mine (Note 4(d)).
(c) entered into a contract for the sale of 5.2 million pounds of copper for delivery in November 2005 at an average price of US$1.54 per pound.

12. COMMITMENTS

At June 30, 2005 the Company had made commitments totalling approximately $4.2 million related to the restart of the Mount Polley mine.

13. COMPARATIVE FIGURES

Certain of the prior year and current year figures have been reclassified to conform with the current quarter's presentation.

#82-34714

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Huckleberry Drilling Update

Vancouver (August 10, 2005) - **Imperial Metals Corporation (III-TSX)** reports encouraging exploration results from recent diamond drilling at its 50% owned Huckleberry copper-molybdenum mine. Drilling was focused on the Main Zone Extension (formerly the Northwest Target), located directly north of the Huckleberry Main Zone Pit. Highlights include hole 05-345 which intersected 125 metres grading 0.64% copper, including 47.5 metres grading 1.04% copper, and hole 05-347 intersecting 159.3 metres grading 0.50% copper. A total of 33 holes were completed for 6,388 metres from April to the end June 2005. All holes encountered potentially economic mineralization. The most significant intersections are:

Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Mo %
05-345	250.2	75.0	-	200.0	125.0	0.64	0.004
incl.		137.5	-	185.0	47.5	1.04	0.004
05-347	231.8	72.5	-	231.8	159.3	0.50	0.004
05-355	258.1	100.0	-	212.5	112.5	0.52	0.007
05-362	291.7	35.0	-	272.5	237.5	0.35	0.007
05-366	160.6	50.0	-	160.6	110.6	0.50	0.006
incl.		50.0	-	112.5	62.5	0.68	0.004

Ongoing exploration at the Main Zone Extension has partially delineated a copper and molybdenum bearing zone over an east-west strike length of approximately 550 metres, a width of approximately 200 metres and to a maximum depth of 200 metres. The mineralized zone is structurally complex and appears as faulted offsets of the Main Zone deposit. Mineralization is mostly observed as fracture fillings containing pyrite, chalcopyrite and lesser molybdenite. The goal of this exploration is to delineate additional mineral reserves to extend Huckleberry's remaining mine life, currently estimated at 2 years.

Peter L. Ogryzlo, M. Sc., P. Geo. is the Qualified Person as defined by National Instrument 43-101 for the diamond drill program. Barbara Welsh, P. Eng., is in charge of analytical quality assurance and quality control. Assays were performed in the assay laboratory at the Huckleberry mine. Duplicate analyses of selected diamond drill samples were performed by ALS Chemex Laboratories of North Vancouver.

A drill plan and drill summary can be viewed on the Company's website *www.imperialmetals.com.*

The Huckleberry property is located approximately 123 kilometres southwest of Houston, British Columbia. The property consists of a mining lease covering approximately 1,912 hectares and two mineral tenures encompassing approximately 2,183 hectares.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

HUCKLEBERRY MINES LTD.
MAIN ZONE EXTENSION DRILL SUMMARY

Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Mo %
05-337	230.3	35.0	-	130.0	95.0	0.28	0.002
05-338	132.9	32.5	-	72.5	40.0	0.39	0.003
05-339	177.7	62.5	-	120.0	57.5	0.38	0.003
05-340	151.5	42.5	-	151.5	109.0	0.36	0.006
05-341	120.7	45.0	-	100.0	55.0	0.36	0.013
05-342	106.0	42.5	-	60.0	17.5	0.61	0.008
05-343	197.2	67.5	-	185.0	117.5	0.44	0.004
05-344	179.8	17.5	-	132.5	115.0	0.32	0.006
05-345	250.2	75.0	-	200.0	125.0	0.64	0.004
incl.		137.5	-	185.0	47.5	1.04	0.004
05-346	130.2	32.5	-	70.0	37.5	0.48	0.002
05-347	231.8	72.5	-	231.8	159.3	0.50	0.004
incl.		175.0	-	215.0	40.0	0.96	0.005
05-348	190.2	67.5	-	80.0	12.5	0.44	0.002
and		122.5	-	150.0	27.5	0.52	0.003
05-349	108.5	22.5	-	67.5	45.0	0.26	0.004
05-350	98.2	37.5	-	90.0	52.5	0.49	0.010
05-351	273.3	90.0	-	273.3	183.3	0.35	0.004
incl.		90.0	-	137.5	47.5	0.58	0.003
05-352	261.2	135.0	-	170.0	35.0	0.64	0.003
05-353	282.5	117.5	-	200.0	82.5	0.52	0.004
05-354	191.1	10.0	-	191.1	181.1	0.40	0.004
incl.		90.0	-	185.0	95.0	0.52	0.003
05-355	258.1	100.0	-	212.5	112.5	0.52	0.007
05-356	230.7	87.5	-	202.5	115.0	0.37	0.009
05-357	153.0	40.0	-	85.0	45.0	0.29	0.008
05-358	151.2	60.0	-	75.0	15.0	0.65	0.003
and		105.0	-	135.0	30.0	0.70	0.005
05-359	178.9	57.5	-	100.0	42.5	0.63	0.003
and		132.5	-	157.5	25.0	0.31	0.014
05-360	145.1	55.0	-	100.0	45.0	0.33	0.006
05-361	182.0	87.5	-	155.0	67.5	0.48	0.003
05-362	291.7	35.0	-	272.5	237.5	0.35	0.007
05-363	218.5	22.5	-	42.5	20.0	0.32	0.004
and		105.0	-	167.5	62.5	0.48	0.002
05-364	162.2	7.5	-	32.5	25.0	0.35	0.002
and		85.0	-	130.0	45.0	0.53	0.005
05-365	215.5	52.5	-	132.5	80.0	0.49	0.002
and		182.5	-	215.5	33.0	0.17	0.043
05-366	160.6	50.0	-	160.6	110.6	0.50	0.006
incl.		50.0	-	112.5	62.5	0.68	0.004
05-367	250.2	47.5	-	117.5	70.0	0.35	0.008
and		197.5	-	215.0	17.5	0.44	0.005
05-368	230.4	55.0	-	132.5	77.5	0.33	0.007
05-369	246.0	97.5	-	225.0	127.5	0.47	0.003

Peter L. Ogryzlo, M. Sc., P. Geo. is the Qualified Person as defined by National Instrument 43-101 for the diamond drill program. Barbara Welsh, P. Eng., is in charge analytical quality assurance and quality control.

Imperial Metals Corporation : News Release August 10, 2005


Huckleberry Mines Limited
NW target AFE 1636-090
Stage 3 Spring 2005
Progress to June 19, 2005
P.L. Ogryzlo
Scale 1:5000
June 19, 2005
Existing roads or access trails constructed prior to Feb 2005
Existing (1973) access upgraded
Deferred drill hole.
Main Zone Pit partially backfilled
rock fill
trees
edge of clearing
slide access road
1200
15000N
14800N
14600N
12800E

#82-34714

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Loads First Concentrate Shipment and Reports a New Zone of High Grade Mineralization at Mount Polley

Vancouver (July 8, 2005) - Imperial Metals Corporation (III-TSX) is pleased to report the achievement of another milestone in the resumption of operations at its wholly owned Mount Polley mine with the first concentrate shipment of approximately 11,500 tonnes of copper concentrate on July 10 from the Vancouver Wharves terminal in North Vancouver. This shipment graded approximately 24.5% copper, 27.9 g/t gold and 76.2 g/t silver, and contained an estimated 5.567 million pounds of copper, 9,340 ounces of gold and 23,700 ounces of silver.

Concentrate production to the end of June 2005 was approximately 12,000 tonnes, mostly from low grade stockpile ore supplemented with Bell and Wight pit ore. Development of the Wight and Bell pits is well advanced. A total of 117,000 tonnes of ore from the Wight Pit in the Northeast Zone grading 0.557% copper and 0.136 g/t gold were delivered to the mill in June.

The 20,000 tonne per day capacity open pit Mount Polley mine is located near Williams Lake in south-central British Columbia. Under the current plan, Mount Polley will produce approximately 60 million pounds of copper, 50 thousand ounces of gold and 250 thousand ounces of silver in 2006.

Exploration drilling near a previously untested copper oxide showing known as the *Pond Zone* resulted in a discovery intersection of 51.3 metres grading 0.88% copper, 0.66 g/t gold and 11.57 g/t silver. Discovery hole PZ05-01 is one of four holes recently completed to test the lateral and depth extent of the Pond Zone, located one kilometre south of the mill.

New exploration targets continue to be tested, including the *92 Zone*, located 200 metres beyond the northern most mineralized intercept of the Northeast Zone. Highlights of an initial round of 15 holes include WB05-220 which intersected 70.2 metre grading 0.49% copper, 0.46 g/t gold and 4.37 ppm silver. This intersection included 24.1 metres grading 0.81 % copper, 0.48 g/t gold and 7.27 ppm silver. This first stage of drilling has confirmed the continuation of the zone northward underneath the volcanic cover.

Drilling at the Southeast Zone, located one kilometre southeast of the mill complex, has outlined an additional source of mill feed with a high gold to copper ratio and a low stripping ratio to blend with high grade copper ore from the Wight Pit.

Exploration emphasis at Mount Polley will now shift from definition drilling to a property wide exploration program that will focus on the discovery of additional mineralized zones. This program will include till and whole rock geochemical sampling and percussion drilling to establish new targets for follow-up diamond drilling in the fall. The results of a recently completed downhole IP survey to test the ability to remotely detect the deeper mineralization at Northeast Zone are also under review.

Patrick McAndless is the Qualified Person responsible for the preparation of the technical information in this release as defined by National Instrument 43-101. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 or email: info@imperialmetals.com


92 Zone
WB-05-215
WB-05-217
WB-05-218
WB-05-219
WB-05-220
WB-05-216
Boundary Zone
Wight Pit
Northeast Zone
POLLEY LAKE
Main Zone
Bell Pit
Springer Pit
BOOTJACK LAKE
Mill
Southeast Zone
Pond Zone
PZ05-01
PZ05-02
1000E
2000E
4000E
5000E
6000N
5000N
4000N
3000N
METRES
0
500
1000
LEGEND
Zones of 2004/2005 Exploration Drilling
Current Pit Design
N
Imperial Metals
MOUNT POLLEY PROPERTY
GENERAL LOCATION PLAN MAP
July 8, 2005

Northeast Zone (1)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	Main	240	-90	184.7	3.1	-	60.0	57.0	2.54	1.15	17.40
WB03 02	Main	240	-60	215.2	2.6	-	79.1	76.5	0.74	0.34	5.00
WB03 03	Main	240	-60	224.3	1.5	-	195.0	193.5	1.33	0.44	10.60
WB03 04	Main	240	-60	224.3	0.6	-	159.0	158.4	0.34	0.21	2.66
WB03 05	Main	240	-60	242.6	3.7	-	37.5	33.8	0.49	0.30	5.32
WB03 06	Main	240	-60	245.7	7.1	-	220.0	212.9	0.98	0.32	6.18
including	Main				7.1	-	110.0	102.9	1.94	0.57	11.71
WB03 07	Main	240	-60	230.4	13.4	-	217.5	204.1	1.02	0.40	7.31
including	Main				13.4	-	126.3	112.9	1.72	0.56	12.33
WB03 08	Main	240		232.9	7.3	-	81.1	73.8	0.98	0.31	8.04
WB03 09	Main	60		172.2	0.0	-	132.5	132.5	1.04	0.24	6.53
including	Main				62.5	-	132.5	70.0	1.69	0.39	10.38
WB03 10	Main	240		212.1	21.3	-	163.6	142.3	1.16	0.40	8.20
WB03 11	Main	240		221.3	24.4	-	205.0	180.6	1.00	0.40	7.30
WB03 12	Main	60		123.1	0.0	-	15.2	15.2	0.72	0.23	6.65
WB03 13	Main	260		53.6	abandoned						
WB03 14	Main	240		230.1	44.3	-	213.3	169.0	1.06	0.37	6.65
including	Main				55.0	-	90.0	35.0	2.02	0.79	12.81
WB03 15	Main	240		221.3	30.0	-	165.0	135.0	1.16	0.35	9.58
including	Main				47.5	-	120.0	72.5	1.82	0.55	16.17
WB03 16	Main	240		184.7	15.2	-	127.5	112.3	0.63	0.20	4.02
including	Main				15.2	-	37.5	22.3	1.41	0.48	9.61
WB03 17	Main	40		159.1	39.6	-	74.2	34.6	1.18	0.09	10.91
WB03 18	Main	60	-50	130.2	85.0	-	97.5	12.5	0.14	0.06	0.06
WB03 19	Main	60	-50	325.2	145.3	-	265.0	119.7	1.02	0.20	9.61
including	Main				147.5	-	195.0	47.5	1.73	0.45	20.32
WB03 20	Main	60	-80	181.1	159.1	-	172.5	13.4	0.17	0.06	0.74
WB03 21	Main	60	-80	306.9	26.5	-	235.0	208.5	1.18	0.45	9.05
including	Main				26.5	-	137.5	111.0	1.78	0.79	15.34
WB04-22	Main	240	-60	215.5	95.0	-	162.5	67.5	2.00	0.94	12.83
WB04-23	Main	60	-50	277.4	62.5	-	195.0	132.5	1.22	0.53	8.48
including	Main				123.5	-	185.0	61.5	2.18	0.90	14.37
WB04-24	Main	60	-50	221.6	47.5	-	195.3	147.8	1.46	0.31	8.92
including	Main				112.5	-	187.5	75.0	2.50	0.52	15.04
WB04-25	Main	60	-50	136.3	9.1	-	67.5	58.4	1.86	0.72	15.09
including	Main				25.0	-	40.0	15.0	4.38	1.92	38.99
WB04-26	Main	60	-50	230.7	130.0	-	217.5	87.5	0.72	0.22	3.92
including	Main				137.5	-	190.0	52.5	1.01	0.34	5.90
WB04-27	Main	60	-50	355.7	200.0	-	241.0	41.0	0.87	0.30	6.68
and	Main				266.6	-	307.5	40.9	1.36	0.14	3.41
WB04-28	Main	60	-50	385.6	239.6	-	353.3	113.7	0.62	0.25	3.20
including	Main				255.0	-	297.5	42.5	0.92	0.46	4.13
WB04-29	Main	240	-85	285.0	21.3	-	158.2	136.9	1.14	0.44	8.57
and	Main				211.8	-	235.0	23.2	0.54	0.35	3.10
WB04-30	Main	60	-50	197.2	25.0	-	147.5	122.5	1.64	0.32	11.63
including	Main				52.5	-	78.3	25.8	3.51	0.96	26.84

: assay data released September 2003 through February 2004

Imperial Metals

Northeast Zone (2)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-31	Main	60	-50	136.3	40.0	-	115.6	75.6	0.50	0.20	5.05
including	Main				40.0	-	64.3	24.3	0.66	0.29	7.99
and	Main				102.5	-	115.6	13.1	1.00	0.49	7.10
WB04-32	Main	240	-60	386.2	65.0	-	77.5	12.5	0.45	0.01	3.00
and	Main				149.8	-	237.5	87.7	0.65	0.16	2.95
including	Main				150.0	-	187.5	37.5	1.02	0.14	3.31
WB04-33	Main	240	-60	214.9	42.5	-	45.3	2.8	1.28	0.60	10.02
WB04-34	Main	60	-80	270.1	172.5	-	180.0	7.5	0.91	0.07	2.30
and	Main				205.5	-	217.5	12.0	0.51	0.05	2.02
WB04-35	Main	240	-60	224.3	no significant intercepts						
WB04-36	Main	60	-50	221.6	22.5	-	55.0	32.5	0.55	0.20	5.42
and	Main				115.0	-	132.5	17.5	1.04	0.63	6.47
WB04-37	Main	60	-50	248.1	177.5	-	202.5	25.0	0.62	0.11	4.42
WB04-38	Main	240	-50	248.7	8.2	-	50.0	41.8	2.16	0.66	12.51
and	Main				80.2	-	87.5	7.3	0.46	0.17	4.97
WB04-39	Main	60	-50	120.4	12.5	-	55.0	42.5	1.17	0.43	8.04
WB04-40	Main	60	-50	153.9	7.5	-	15.0	7.5	0.47	0.16	4.27
and	Main				75.0	-	95.0	20.0	0.85	0.59	7.18
WB04-41	Main	240	-50	193.9	75.3	-	79.0	3.7	1.15	0.11	4.71
and	Main				92.3	-	94.3	2.0	2.21	0.22	6.80
and	Main				120.8	-	135.3	14.5	1.27	0.93	7.80
WB04-42	Main	60	-50	248.4	160.0	-	165.0	5.0	0.50	0.13	4.25
WB04-43	Main	60	-50	157.3	48.4	-	97.6	49.2	2.09	0.93	12.05
including	Main				48.4	-	67.0	18.6	4.23	2.15	23.53
WB04-44	Main	60	-50	175.6	3.1	-	47.5	44.4	0.45	0.08	3.36
and	Main				80.0	-	135.0	55.0	1.52	0.24	10.20
WB04-45	Main	60	-50	279.5	93.6	-	115.0	21.4	0.42	0.15	2.80
and	Main				137.5	-	215.0	77.5	1.02	0.38	5.67
WB04-46	Main	60	-50	216.4	25.0	-	45.0	20.0	0.82	0.99	7.80
and	Main				77.5	-	86.0	8.5	0.88	0.49	9.03
and	Main				102.5	-	112.5	10.0	0.43	0.11	3.88
WB04-47	Main	60	-50	319.1	205.0	-	245.0	40.0	0.98	0.44	5.03
and	Main				282.5	-	291.7	9.2	0.46	0.15	2.58
WB04-48	Main	240	-50	227.4	172.5	-	212.5	40.0	0.67	0.36	4.71
including	Main				187.5	-	199.8	12.3	1.16	0.61	7.79
WB04-49	Main	240	-60	215.5	135.4	-	140.0	4.6	0.56	0.18	3.80
and	Main				158.6	-	170.0	11.4	0.75	0.54	4.98
WB04-50	Main	240	-60	246.0	85.0	-	167.5	82.5	1.30	0.20	9.15
WB04-51	Main	60	-50	419.7	no significant intercepts						

: assay data released April 2004

Imperial Metals

Northeast Zone (3)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-52	Main	240	-60	242.6	56.7	-	122.5	65.8	0.60	0.19	3.96
including	Main				56.7	-	68.4	11.7	1.83	0.46	11.45
WB04-53	Main	60	-50	171.6	10.0	-	144.3	134.3	1.70	0.56	10.62
including	Main				17.5	-	81.4	63.9	1.87	0.49	11.85
including	Main				96.5	-	128.5	32.0	2.99	0.44	17.58
WB04-54	Main	60	-50	230.1	88.0	-	102.5	14.5	0.36	0.02	2.55
and	Main				137.5	-	195.0	57.5	1.09	0.34	7.25
WB04-55	Main	60	-50	185.0	3.1	-	10.0	7.0	0.79	0.61	7.84
and	Main				68.4	-	76.7	8.3	0.31	0.13	3.54
and	Main				95.5	-	122.5	27.0	0.55	0.20	4.27
WB04-56	Main	60	-50	215.5	85.0	-	195.4	110.4	1.11	0.33	8.17
WB04-57	Main		-90	170.1	105.0	-	107.5	2.5	1.30	0.06	12.20
WB04-58	Main		-90	209.1	142.5	-	144.4	1.9	0.72	0.20	3.54
WB04-59	Main	60	-50	224.6	27.5	-	176.8	149.3	1.37	0.58	11.15
including	Main				27.5	-	107.5	80.0	2.32	1.07	19.70
including	Main				57.5	-	75.0	17.5	4.93	3.81	42.00
WB04-60	Main	60	-50	273.4	137.3	-	242.5	105.2	1.03	0.34	8.49
including	Main				155.0	-	176.6	21.6	2.70	1.19	27.10
WB04-61	Main	240	-60	155.8	26.9	-	112.5	85.6	0.56	0.25	3.73
WB04-62	Main		-90	126.8	no significant intercepts						
WB04-63	Main	60	-50	352.7	139.5	-	289.5	150.0	0.48	0.09	1.92
WB04-64	Main	60	-50	269.8	90.0	-	237.5	147.5	0.59	0.18	3.52
including	Main				182.9	-	200.0	17.2	2.82	3.52	14.12
WB04-65	Main	60	-50	306.3	172.5	-	280.0	107.5	0.76	0.36	4.27
WB04-66	Main	60	-50	300.8	205.0	-	257.7	52.7	0.61	0.61	4.99
WB04-67	Leak		-90	215.8	no significant intercepts						
WB04-68	Leak		-90	309.7	132.5	-	135.2	2.7	0.36	0.27	1.60
WB04-69	Leak	240	-60	249.0	no significant intercepts						
WB04-70	Main	60	-50	200.3	17.5	-	25.0	7.5	0.35	0.35	2.00
WB04-71	Leak		-90	235.6	70.0	-	72.5	2.5	0.64	0.41	2.40
and	Leak				85.0	-	88.3	3.3	0.33	0.17	1.93
and	Leak				107.5	-	108.2	0.7	1.66	2.70	4.30
and	Leak				187.5	-	192.5	5.0	0.40	0.16	2.15

: assay data released May 2004

Imperial Metals

Northeast Zone (4)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-72	Leak		-90	216.4	30.0	-	32.3	2.3	0.57	0.26	2.90
and	Leak				72.5	-	75.0	2.5	0.75	1.85	5.50
and	Leak				123.8	-	130.0	6.2	0.36	0.44	1.30
WB04-73	Leak	240	-45	306.3	13.4	-	15.0	1.6	0.50	0.27	3.20
and	Leak				267.5	-	270.0	2.5	0.81	0.62	8.40
WB04-74	Main			318.8	220.0	-	225.4	5.4	0.28	0.29	0.92
and	Main				285.0	-	287.5	2.5	1.47	0.86	8.30
WB04-75	Leak		-60	209.1	75.0	-	77.5	2.5	1.34	0.26	12.80
WB04-76	Main		-60	203.3	no significant intercepts						
WB04-77	Main		-60	242.9	62.5	-	65.0	2.5	0.01	0.73	0.60
WB04-78	Main		-60	198.1	no significant intercepts						
WB04-79	Main		-90	254.8	15.2	-	46.6	31.4	0.23	0.05	1.15
and	Main				230.0	-	232.5	2.5	0.28	0.43	1.20
WB04-80	Main	60	-70	270.4	25.0	-	30.0	5.0	0.56	0.47	3.55
and	Main				60.0	-	62.5	2.5	0.77	1.00	3.90
WB04-81	Main	60	-50	319.1	97.5	-	145.4	47.9	0.63	0.08	7.49
including	Main				105.0	-	115.0	10.0	1.82	0.27	27.85
WB04-82	Leak	240	-45	182.4	170.8	-	175.6	4.8	1.05	0.78	4.17
and	Leak				127.5	-	145.0	17.5	0.20	0.12	1.04
and	Leak				127.5	-	136.5	9.0	0.20	0.12	1.03
and	Leak				132.5	-	132.8	0.3	0.76	0.31	2.70
including	Leak				90.0	-	92.5	2.5	0.69	0.10	2.60
including	Leak				80.9	-	82.5	1.6	1.05	0.22	3.00
WB04-83	Leak	60	-45	334.4	85.0	-	93.8	8.8	0.49	0.27	2.05
and	Leak				112.5	-	170.0	57.5	0.42	0.18	1.57
including	Leak				142.5	-	157.5	15.0	0.81	0.22	2.93
WB04-84	Leak	60	-45	249.0	72.5	-	85.0	12.5	0.37	0.04	1.66
WB04-85	Leak	240	-45	242.9	no significant intercepts						
WB04-86	Leak	60	-55	224.6	140.0	-	149.0	9.0	0.27	0.42	1.35
WB04-87	Main	240	-60	200.3	103.1	-	132.7	29.7	1.46	0.18	13.71
WB04-88	Main	60	-50	340.5	193.0	-	205.1	12.2	0.619	0.718	3.903
and	Main				229.6	-	282.5	52.9	0.49	0.06	1.65
WB04-89	Main	60	-50	236.8	72.5	-	75.0	2.5	1.52	0.86	3.10
WB04-90	Main	240	-60	267.3	171.2	-	195.6	24.4	0.59	0.04	4.00
and	Main				212.5	-	220.0	7.5	0.52	0.14	4.23
WB04-91	Main	240	-60	282.6	181.5	-	195.0	13.5	.41	.05	3.26
WB04-92	Main	240	-60	349.6	202.5	-	267.2	64.7	0.85	0.25	5.24
including	Main				202.2	-	267.2	47.0	1.27	0.24	6.41
and	Main				293.0	-	320.0	27.0	0.32	0.14	1.79
WB04-93	Main	240	-60	215.5	27.4	-	162.5	135.1	1.40	0.30	14.26
including	Main				60.0	-	112.5	52.5	2.88	0.64	30.78
WB04-94	Main	60	-63	367.9	152.5	-	165.0	12.5	0.63	0.10	7.12
including	Main				222.7	-	243.1	20.4	0.41	0.40	3.61
WB04-95	Main	0	-90	322.2	27.3	-	197.3	170.1	1.48	0.43	11.51
including	Main				27.4	-	122.5	95.1	2.17	0.66	18.67

: assay data released August 2004

Imperial Metals

Northeast Zone (5)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-96	Main	60	-50	229.3	36.6	-	74.4	37.8	0.36	0.14	1.68
WB04-97	Main	60	-50	285.3	50.0	-	57.5	7.5	0.45	0.13	2.93
and	Main				97.5	-	102.5	5.0	0.36	0.13	1.90
WB04-98	Main	240	-60	383.1	302.5	-	365.0	62.5	1.48	0.50	9.05
WB04-99	Main	240	-80	492.0	190.0	-	440.0	250.0	0.83	0.25	6.20
including	Main				400.0	-	440.0	40.0	1.18	0.70	11.62
WB04-100	Main	240	-60	346.6	no significant intercepts						
WB04-101	Main	240	-80	431.9	280.0	-	377.5	97.5	0.74	0.27	2.93
WB04-102	Main	60	-70	489.5	215.3	-	442.5	227.3	1.11	0.41	7.52
WB04-103	Main	240	-80	447.1	no significant intercepts						
WB04-104	Main	60	-70	587.0	81.2	-	118.2	37.0	1.43	0.69	11.29
and	Main				187.5	-	304.0	116.5	0.90	0.06	6.27
and	Main				346.7	-	420.0	73.3	1.10	0.58	8.23
WB04-105	Main	240	-80	413.0	no significant intercepts						
WB04-106	Main	250	-80	413.0	23.1	-	57.5	34.4	1.44	0.48	16.24
and	Main				195.0	-	250.4	55.4	0.90	0.12	6.71
and	Main				325.0	-	399.0	74.0	0.56	0.36	3.62
WB04-107	Main	60	-70	349.3	95.0	-	117.5	22.5	1.32	0.17	9.49
WB04-108	Main	60	-70	443.7	255.0	-	259.2	4.2	0.72	0.46	7.64
and	Main				300.0	-	317.5	17.5	0.36	0.29	3.11
WB04-109	Main	60	-70	529.0	287.5	-	410.0	122.5	0.85	0.17	5.77
WB04-110	Main	60	-70	352.3	92.5	-	167.5	75.0	2.02	0.62	13.87
and	Main				201.7	-	213.2	11.5	0.47	0.12	3.81
WB04-111	Main	60	-70	443.7	127.5	-	137.5	10.0	0.47	0.31	3.70
and	Main				202.5	-	232.5	30.0	0.89	0.02	4.21
and	Main				274.9	-	284.0	9.1	1.90	0.04	16.85
and	Main				350.0	-	357.5	7.5	0.94	0.11	5.14
WB04-112	Main	60	-70	377.0	63.3	-	97.6	34.3	1.72	0.62	15.12
and	Main				245.0	-	267.2	22.2	0.71	0.02	4.94
WB04-113	Main	60	-70	404.1	97.5	-	155.0	57.5	1.72	0.16	9.99
and	Main				187.5	-	241.6	54.1	0.67	0.15	3.92
and	Main				290.2	-	300.0	9.8	0.30	0.44	2.00

: assay data released August 2004 through November 2004

Imperial Metals

Northeast Zone (6)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-114	Main	60	-50	169.7	no significant intercepts						
WB04-115	Main	240	-80	471.5	207.5	-	235.0	27.5	0.68	0.02	4.12
and	Main				292.5	-	417.5	125.0	0.79	0.26	4.94
WB04-116	Main	60	-60	218.5	no significant intercepts						
WB04-117	Main	240	-80	438.0	322.5	-	377.5	55.0	0.65	0.27	4.75
WB04-118	Main	60	-70	313.0	112.5	-	135.9	23.4	0.69	0.10	4.32
and	Main				144.4	-	151.8	7.4	0.78	0.29	6.03
WB04-119	Main	70	-60	175.8	no significant intercepts						
WB04-120	Main	60	-70	404.1	207.6	-	222.5	14.9	1.15	0.17	10.24
WB04-121	Main	65	-60	139.2	no significant intercepts						
WB04-122	Main	60	-70	501.0	195.0	-	232.5	37.5	0.71	0.83	8.27
and	Main				273.6	-	366.5	92.9	1.28	0.07	8.24
and	Main				395.0	-	410.0	15.0	0.61	0.10	4.35
WB04-123	Main	60	-70	273.4	150.0	-	222.5	72.5	1.11	0.19	9.61
WB04-124	Main	60	-60	121.0	no significant intercepts						
WB04-125	Main	60	-70	313.0	121.5	-	155.3	33.8	0.69	0.25	4.65
WB04-126	Main	60	-60	160.6	no significant intercepts						
WB04-127	Main	60	-70	660.5	437.5	-	447.5	10.0	0.75	1.16	6.30
and	Main				496.5	-	509.3	12.8	1.52	0.47	11.60
and	Main				519.6	-	584.1	64.5	0.94	0.31	7.15
including	Main				519.6	-	541.9	22.3	1.81	0.44	13.85
WB04-128	Main	60	-70	255.1	102.5	-	117.5	15.0	0.23	0.54	3.20
WB04-129	Main	60	-60	148.4	no significant intercepts						
WB04-130	Main	60	-60	159.0	no significant intercepts						
WB04-131	Main	240	-60	472.5	100.0	-	105.0	5.0	0.45	0.30	3.90
and	Main				232.5	-	240.0	7.5	0.49	0.24	3.98
WB04-132	Main	60	-60	157.6	no significant intercepts						
WB04-133	Main	240	-70	575.2	121.2	-	157.5	36.3	0.71	0.14	4.90
and	Main				173.6	-	180.1	6.5	0.69	0.03	4.99
and	Main				220.0	-	465.0	245.0	0.87	0.33	5.31
including	Main				220.0	-	367.5	147.5	1.21	0.34	7.23
including	Main				283.7	-	302.5	18.8	1.71	0.93	11.36
WB04-134	Main	240	-80	505.1	300.0	-	305.7	5.7	0.70	0.35	4.59
and	Main				387.5	-	465.0	77.5	0.82	0.31	6.30
including	Main				387.5	-	421.3	33.8	1.11	0.41	8.58
and	Main				435.0	-	465.0	30.0	0.83	0.33	6.43
WB04-135	Main	60	-60	202.3	no significant intercepts						
WB04-136	Main	60	-60	150.9	36.8	-	40.9	4.1	0.39	0.13	1.01
WB04-137	Main	240	-80	543.8	no significant intercepts						
WB04-138	Main	60	-70	559.9	107.8	-	112.5	4.7	0.69	0.35	5.58
and	Main				155.0	-	170.0	15.0	0.82	0.43	6.05
and	Main				219.8	-	354.9	135.1	1.03	0.16	6.36
including	Main				223.7	-	242.5	18.8	1.98	0.23	11.23
and	Main				380.6	-	394.2	13.6	0.67	0.12	4.34

: assay data released November 2004 through December 2004

Imperial Metals

Northeast Zone (7)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-139	Main	60	-60	188.1	no significant intercepts						
WB04-140	Main	60	-60	169.8	no significant intercepts						
WB04-141	Main	60	-70	550.8	237.5	-	250.0	12.5	0.49	0.36	5.10
WB04-142	Main	240	-80	598.3	216.8	-	237.5	20.7	0.58	0.28	4.28
and	Main				280.0	-	300.0	20.0	0.53	0.21	2.76
and	Main				335.3	-	340.0	4.7	0.96	0.91	6.18
and	Main				485.0	-	522.5	37.5	0.60	0.26	4.43
WB04-143	Main	60	-60	151.5	no significant intercepts						
WB04-144	Main	60	-60	157.6	no significant intercepts						
WB04-145	Main	60	-60	163.7	no significant intercepts						
WB04-146	Main	60	-70	474.6	no significant intercepts						
WB04-147	Main	60	-60	151.5	no significant intercepts						
WB04-148	Main	60	-60	118.0	no significant intercepts						
WB04-149	Main	240	-80	556.9	190.0	-	262.1	72.1	0.94	0.17	5.44
and	Main				295.2	-	355.0	59.8	0.69	0.20	4.23
WB04-150	Main	240	-60	629.4	220.0	-	227.4	7.4	0.49	0.34	5.85
and	Main				480.0	-	490.0	10.0	0.67	0.09	3.25
WB04-151	Main	60	-60	163.7	no significant intercepts						
WB04-152	Main	240	-60	599.2	512.0	-	516.1	4.1	0.87	0.03	4.39
WB04-153	Main	240	-80	629.7	146.0	-	151.6	5.6	1.36	0.21	12.04
and	Main				318.0	-	323.6	5.6	0.57	0.32	3.64
and	Main				534.8	-	540.0	5.2	0.38	0.28	1.98
WB04-154	Main	60	-70		no significant intercepts						
WB04-155	Main	60	-70	605.6	290.0	-	398.9	108.9	0.77	0.16	5.13
and	Main				470.0	-	485.0	15.0	0.51	0.44	3.62
WB04-156	Main	60	-70	563.0	355.0	-	360.9	5.9	0.57	0.32	5.52
WB04-157	Main	60	-70	579.1	261.8	-	268.7	6.9	0.78	0.31	4.43
and	Main				510.0	-	515.0	5.0	0.65	0.45	5.40
WB04-158	Main	60	-70	505.1	212.5	-	339.0	126.5	0.55	0.20	3.06
and	Main				350.0	-	355.0	5.0	2.78	1.50	18.83
and	Main				381.1	-	389.0	7.9	3.57	2.41	22.97
and	Main				397.1	-	407.7	10.6	5.43	3.08	30.22
WB04-159	Main	60	-70	237.2	38.8	-	57.5	18.7	2.12	0.59	10.12
WB04-160	Main	60	-70	566.0	137.5	-	144.2	6.7	2.04	0.44	9.47
and	Main				170.1	-	175.0	4.9	0.64	0.02	5.95
and	Main				340.0	-	395.0	55.0	0.80	1.07	5.41
and	Main				417.5	-	425.0	7.5	0.50	0.31	3.57
and	Main				437.5	-	490.9	53.4	0.82	0.43	5.13
and	Main				532.8	-	539.0	6.2	1.91	0.29	14.93
WB04-161	Main	60	-70	495.9	57.8	-	100.0	42.2	1.51	0.35	9.75
and	Main				237.5	-	312.5	75.0	1.69	0.06	11.20
and	Main				332.5	-	358.4	25.9	0.70	0.15	4.65
and	Main				372.5	-	397.6	25.1	4.43	1.28	26.92
including	Main				377.5	-	395.0	17.5	5.41	1.52	33.00
WB04-162	Main	60	-70	297.8	no significant intercepts						

: assay data released December 2004 through January 2005

Imperial Metals

Northeast Zone (8)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-163	Main	60	-70	253.6	95.0	-	125.0	30.0	0.35	0.18	3.28
and	Main				202.5	-	222.2	19.7	0.45	0.29	3.44
WB04-164	Main	60	-70	236.8	103.8	-	140.0	36.2	0.57	0.04	4.30
WB04-165	Main	60	-70	178.9	115.0	-	120.3	5.3	0.36	0.48	3.34
WB04-166	Main	60	-70	252.1	112.5	-	226.4	113.9	0.65	0.14	4.18
including	Main				125.0	-	160.0	35.0	1.18	0.08	7.55
WB04-167	Main	60	-70	230.7	124.5	-	130.0	5.5	0.43	0.42	3.54
WB04-168	Main	60	-70	596.5	337.5	-	352.5	15.0	0.82	0.75	6.40
and	Main				382.0	-	387.5	5.5	0.64	0.22	4.98
WB04-169	Main	60	-70	270.4	95.0	-	206.3	111.3	0.72	0.15	5.24
including	Main				102.5	-	126.9	24.4	1.11	0.12	7.73
including	Main				187.5	-	206.3	18.8	1.04	0.38	8.52
and	Main				227.5	-	240.0	12.5	0.52	0.11	3.76
WB04-170	Main	60	-70	271.3	119.5	-	160.8	41.3	0.94	0.22	4.84
including	Main				120.0	-	145.0	25.0	1.24	0.33	6.14
and	Main				218.1	-	244.6	26.5	0.87	0.15	6.00
WB04-171	Main	60	-50	206.4	no significant intercepts						
WB04-172	Main	60	-70	555.4	100.0	-	143.0	43.0	0.77	0.17	4.95
and	Main				197.8	-	219.4	21.6	1.15	0.03	11.09
and	Main				275.6	-	467.5	191.9	0.98	0.29	5.93
including	Main				275.6	-	365.0	89.4	1.59	0.36	9.56
WB04-173	Main	60	-50	248.7	no significant intercepts						
WB04-174	Main	60	-50	160.0	no significant intercepts						
WB04-175	Main	60	-50	166.1	no significant intercepts						
WB04-176	Main	60	-50	397.8	237.5	-	275.0	37.5	0.67	0.13	3.44
and	Main				312.5	-	360.0	47.5	1.00	0.08	2.73
WB04-177	Main	60	-70	127.1	no significant intercepts						
WB04-178	Main	60	-70	333.8	253.1	-	277.5	24.4	0.67	0.50	5.31
WB04-179	Main	60	-70	501.7	337.5	-	382.4	44.9	2.19	1.19	14.45
including	Main				367.5	-	382.4	15.0	5.86	3.13	39.06
and	Main				404.9	-	407.8	2.9	6.64	4.44	33.02
WB04-180	Main	60	-70	170.0	no significant intercepts						
WB04-181	Main	60	-70	163.7	112.5	-	149.2	36.7	1.19	0.53	10.17
including	Main				125.4	-	149.2	23.8	1.56	0.67	13.55
WB04-182	Main	60	-50	258.2	205.0	-	226.9	21.9	0.23	0.41	2.94
WB04-183	Main	60	-50	362.5	219.4	-	320.0	100.6	0.62	0.34	3.56
including	Main				230.0	-	240.9	10.9	1.31	1.10	10.15
WB04-184	Main	60	-70	477.6	235.0	-	258.8	23.8	0.63	0.06	3.50
and	Main				289.7	-	305.0	15.3	0.61	0.16	3.16
WB04-185	Main	60	-50	242.6	127.5	-	167.5	40.0	0.30	0.16	3.71
WB04-186	Main				no significant intercepts						
WB04-187	Main				no significant intercepts						

: assay data released January 2005

Imperial Metals

Northeast Zone (9)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB05-188	Main	0	-90	709.3	6.1	-	162.1	156.0	2.03	0.73	12.47
WB05-189	Main	60	-70	483.7	202.5	-	273.8	71.3	1.09	0.20	6.24
and	Main				295.7	-	344.6	48.9	1.97	0.22	11.57
WB05-190	Main	60	-70	531.0	32.5	-	62.5	30.0	1.69	0.44	11.51
and	Main				207.5	-	332.1	124.6	0.67	0.36	5.07
and	Main				407.5	-	422.5	15.0	1.09	0.84	6.45
and	Main				452.5	-	465.0	12.5	0.63	0.44	3.84
WB05-191	Main	60	-70	480.7	372.5	-	377.5	5.0	0.48	0.29	3.30
WB05-192	Main	60	-70	568.8	173.0	-	195.0	22.0	0.45	0.32	5.09
and	Main				297.5	-	324.1	26.6	1.10	0.34	6.60
and	Main				350.0	-	392.5	42.5	0.60	0.13	3.77
and	Main				450.0	-	485.0	35.0	0.88	1.17	7.41
including	Main				465.0		470.0	5.0	1.84	5.01	14.50
WB05-193	Main	60	-70	563.0	7.5	-	12.5	5.0	0.33	0.63	4.20
and	Main				124.8	-	127.5	2.8	1.37	1.05	10.91
WB05-194	Main	70	-70	617.8	no significant intervals						
WB05-195	Main	60	-70	608.4	358.6	-	386.3	27.7	0.41	0.18	3.26
and	Main				405.0	-	437.5	32.5	0.52	0.34	4.12
WB05-196	Main	60	-70	513.6	no significant intervals						
WB05-197	Main	60	-70	754.7	372.5	-	443.0	70.5	0.65	0.07	3.57
and	Main				530.8	-	542.2	11.4	1.17	0.29	8.31
and	Main				553.7	-	582.5	28.8	0.39	0.96	3.31
and	Main				695.0	-	710.0	15.0	0.49	0.59	3.10
WB05-198	Main	60	-70	468.5	no significant intervals						
WB05-199	Main	0	-90	687.9	3.7	-	20.0	16.3	0.49	0.18	4.15
and	Main				30.0	-	40.0	10.0	0.37	0.14	4.58
and	Main				437.5	-	448.5	11.0	0.60	0.22	4.18
and	Main				618.5	-	635.0	16.5	0.46	1.04	3.17
WB05-200	Main	60	-70	99.7	no significant intervals						
WB05-201	Main	100	-60	642.2	no significant intervals						
WB05-202	Main	60	-70	719.3	506.1	-	565.4	59.3	1.29	0.59	9.24
and	Main				585.0	-	598.1	13.1	0.74	0.85	6.36
and	Main				619.0	-	635.0	16.1	0.76	0.62	4.86
WB05-203	Main	60	-70	541.6	182.5	-	192.5	10.0	0.43	0.34	2.65
and	Main				199.3	-	236.9	37.6	0.76	0.16	4.80
WB05-204	Main	240	-70	748.9	268.2	-	275.0	6.8	0.73	0.03	4.00
and	Main				342.2	-	352.4	10.3	1.76	1.50	15.55
and	Main				490.6	-	499.8	9.3	1.44	0.30	7.49
and	Main				552.5	-	629.3	76.8	0.77	0.54	4.85

: assay data released April 2005

Northeast Zone (10)

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB05-205	Main	60	-70	550.8		-		0.0			
WB05-206	Main	60	-70	700.1	55.7	-	58.0	2.3	0.56	0.12	4.87
and	Main				410.0	-	425.0	15.0	0.30	0.18	2.95
WB05-207	Main	60	-70	608.7	455.0	-	465.0	10.0	0.41	0.02	2.38
WB05-208	Main	60	-70	638.6	330.0	-	333.6	3.6	0.62	0.18	3.60
and	Main				340.8	-	365.0	24.2	0.27	0.22	1.95
WB05-209	Main	60	-70	636.1	287.5	-	307.3	19.8	0.39	0.02	2.64
and	Main				327.5	-	334.1	6.6	0.75	0.04	6.52
and	Main				356.3	-	377.9	21.6	0.56	0.04	4.93
WB05-210	Main	240	-80	730.6	411.5	-	522.5	111.0	0.95	0.24	6.36
including	Main				411.5	-	449.0	37.5	0.99	0.29	7.30
including	Main				453.9	-	485.8	31.9	1.63	0.12	11.00
WB05-211	Main	60	-70	733.35	557.5	-	572.5	15.0	0.36	0.27	2.35
and	Main				645.0	-	657.5	12.5	0.25	0.64	1.41
WB05-212	Main	60	-70	721.5	347.6	-	351.7	4.1	0.71	0.04	5.85
and	Main				422.9	-	444.0	21.1	2.71	0.19	9.10
WB05-213	Main	240	-80	675.7	467.5	-	495.3	27.8	0.71	0.64	5.78
and	Main				520.9	-	547.5	26.6	0.34	0.31	3.19

: assay data released May2005

92 Zone (1)

Drill Hole #	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB05-214		-90	251.8	no significant intervals						
WB05-215	240	-60	577.9	392.0	-	434.2	42.2	0.55	0.05	5.78
WB05-216	60	-70	575.2	227.5	-	252.5	25.0	0.32	0.33	2.58
WB05-217	240	-60	613.6	313.2	-	323.9	10.6	0.37	0.03	3.95
and				442.5	-	477.5	35.0	0.48	0.07	1.36
and				565.0	-	567.5	2.5	2.37	0.99	19.10
WB05-218	240	-60	599.5	315.1	-	320.7	5.6	0.38	0.02	2.53
and				335.0	-	340.0	5.0	0.55	0.01	2.35
WB05-219	240	-60	651.4	272.7	-	295.0	22.3	0.43	0.04	2.95
and				572.5	-	582.5	10.0	0.06	0.50	1.43
WB05-220	240	-60	544.7	158.4	-	228.7	70.2	0.49	0.46	4.37
including				158.4	-	182.5	24.1	0.81	0.48	7.27
and				249.3	-	265.0	15.7	0.71	0.28	3.49
and				280.1	-	287.5	7.4	0.50	0.14	2.34
and				325.0	-	332.5	7.5	0.30	0.28	1.83

: assay data released from May 2005 through July 2005

Imperial Metals

Mount Polley - Assay Table updated as of July 8, 2005

Pond Zone (1)

Drill Hole #	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
PZ05-01	270	-50	401.4	81.2	-	132.5	51.3	0.88	0.66	11.60
PZ05-02	90	-50	383.1	252.5	-	262.5	10.0	0.22	0.43	1.70

: assay data released July 2005

Imperial Metals

Mount Poliey - Assay Table updated as of July 8, 2005

Southeast Zone (1)

Drill Hole #	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	EqCu %
SE05-01	90	-70	167.0	12.5	-	57.5	45.0	0.36	0.59	0.82
and				155.0	-	167.0	12.0	0.34	0.40	0.65
and	90	-70	160.9	28.3	-	102.6	74.2	0.35	0.38	0.65
SE05-02				117.5	-	126.1	8.6	0.43	0.36	0.72
and	90	-60	218.9	19.0	-	25.0	6.0	0.23	0.44	0.57
SE05-03				43.7	-	53.1	9.3	0.20	0.34	0.46
and				95.0	-	142.7	47.7	0.27	0.43	0.61
SE05-04	90	-70	164.0	17.5	-	24.6	7.1	0.29	0.95	1.03
and				48.1	-	77.5	29.4	0.49	1.02	1.30
SE05-05	90	-70	444.4	20.0	-	57.5	37.5	0.25	0.37	0.54
and				145.6	-	313.2	167.6	0.24	0.48	0.62
and	90	-70	240.2	15.0	-	20.0	5.0	0.67	1.01	1.47
SE05-06				170.0	-	177.5	7.5	0.22	0.38	0.52
and				207.3	-	235.0	27.7	0.32	1.19	1.26
SE05-07	90	-70	147.5	44.1	-	62.5	18.4	0.12	0.41	0.44
and				80.0	-	102.5	22.5	0.20	0.42	0.53
SE05-08	90	-60	157.9	63.4	-	80.0	16.6	0.26	0.35	0.53
and	90	-70	270.7	24.8	-	75.0	50.2	0.18	0.32	0.43
and				132.5	-	197.2	64.7	0.36	0.50	0.76
SE05-09				215.0	-	232.5	17.5	0.33	0.27	0.54
and	90	-70	243.2	75.0	-	135.0	60.0	0.28	0.38	0.58
SE05-10				180.0	-	205.0	25.0	0.51	0.92	1.23
SE05-11	90	-70	304.2	20.0	-	40.0	20.0	0.08	1.11	0.97
and				107.5	-	132.5	25.0	0.21	0.44	0.56
and				282.5	-	292.6	10.1	0.31	0.33	0.57
SE05-12	90	-70	167.0	12.5	-	57.5	45.0	0.36	0.59	0.82
and				155.0	-	167.0	12.0	0.34	0.40	0.65
SE05-13	90	-70	160.9	28.3	-	102.6	74.2	0.35	0.38	0.65
and				117.5	-	126.1	8.6	0.43	0.36	0.72
and	90	-60	218.9	19.0	-	25.0	6.0	0.23	0.44	0.57

: assay data released April 2005

Imperial Metals

Southeast Zone (2)

Drill Hole #	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	EqCu %
SE05-14	90	-70	507.8	90.0	-	114.4	24.4	0.13	0.64	0.63
and				129.1	-	253.7	124.6	0.25	0.50	0.64
and				281.3	-	462.5	181.2	0.15	0.59	0.62
including				327.5	-	353.0	25.5	0.21	1.52	1.41
SE-05-15	90	-70	615.1	90.0	-	106.5	16.5	0.21	0.44	0.55
and				118.9	-	174.1	55.2	0.20	0.49	0.59
and				195.9	-	232.5	36.6	0.30	0.76	0.90
and				252.2	-	298.6	46.4	0.26	0.87	0.94
and				352.2	-	420.9	68.7	0.21	0.38	0.50
and				435.0	-	565.0	130.0	0.24	0.41	0.56
including				548.7	-	565.0	16.3	0.28	0.54	0.70
and				590.0	-	610.0	20.0	0.22	0.28	0.44
SE05-16	90	-70	435.0	67.0	-	80.0	13.0	0.22	0.39	0.53
and				187.5	-	205.0	17.5	0.14	0.46	0.50
SE05-17	90	-70	499.3	45.0	-	57.5	12.5	0.06	0.58	0.51
and				67.2	-	102.5	35.4	0.17	0.43	0.51
and				115.4	-	147.3	31.9	0.21	0.37	0.50
and				166.1	-	205.0	38.9	0.29	0.58	0.75
and				218.5	-	270.0	51.6	0.26	0.56	0.70
SE05-18	90	-70	376.7	3.1	-	7.5	4.5	0.30	0.34	0.56
and				205.0	-	213.6	8.6	0.43	0.62	0.91
including				180.0	-	213.6	33.6	0.20	0.32	0.45
and				239.6	-	269.1	29.5	0.29	0.34	0.56
and				317.0	-	322.5	5.5	0.63	0.48	1.01
SE05-19	90	-70	432.2	23.1	-	37.1	14.0	0.14	0.74	0.72
and				87.5	-	138.4	50.9	0.25	0.54	0.67
including				97.5	-	120.0	22.5	0.39	0.82	1.03
and				187.5	-	204.7	17.2	0.32	0.76	0.91
and				227.5	-	250.9	23.4	0.15	0.29	0.38
and				282.6	-	362.5	79.9	0.74	1.02	1.54
including				331.0	-	346.1	15.1	1.77	2.91	4.06
SE05-20	90	-60	294.7	52.0	-	60.0	8.0	0.24	0.42	0.57
and				102.5	-	122.5	20.0	0.44	0.70	1.00
and				232.5	-	237.5	5.0	0.06	1.05	0.89
SE05-21	90	-60	206.4	85.0	-	127.5	42.5	0.14	0.44	0.49
SE05-22	90	-70	401.7	10.0	-	28.0	18.0	0.31	0.44	0.66
and				67.5	-	92.5	25.0	0.16	0.31	0.41
SE05-23	90	-70	252.1	27.5	-	32.5	5.0	0.40	0.38	0.70
and				185.0	-	197.4	12.4	0.21	0.27	0.42
SE05-24	90	-60	377.0	63.1	-	84.7	21.6	0.16	0.26	0.36
and				93.0	-	143.0	50.0	0.18	0.34	0.45
and				158.7	-	172.5	13.8	0.31	0.47	0.68
and				261.3	-	277.5	16.2	0.23	0.32	0.48
and				365.0	-	377.0	12.0	0.05	0.84	0.71

: assay data released May 2005

Imperial Metals

Southeast Zone (3)

Drill Hole #	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	EqCu %
SE05-25	90	-70	371.3	62.5	-	70.0	7.5	0.17	0.35	0.45
and				125.0	-	157.7	32.7	0.19	0.38	0.49
and				188.0	-	250.0	62.0	0.29	0.38	0.59
and				331.6	-	345.0	13.4	0.10	0.30	0.34
SE05-26	90	-70	185.0	135.0	-	140.0	5.0	0.24	0.26	0.44
SE05-27	90	-70	215.5	25.0	-	38.0	13.0	0.37	0.66	0.89
and				92.5	-	102.5	10.0	0.10	0.35	0.38
SE05-28	90	-70	264.3	13.8	-	108.3	94.4	0.40	0.74	0.99
including				13.8	-	30.0	16.2	0.79	1.47	1.95
and				144.5	-	175.0	30.5	0.12	0.33	0.38
and				195.0	-	200.0	5.0	0.46	0.89	1.16
and				240.0	-	245.0	5.0	0.15	0.64	0.66
SE05-29	90	-70	252.1	no significant intervals						
SE05-30	90	-70	456.6	35.0	-	40.0	5.0	0.19	0.68	0.73
and				62.5	-	67.5	5.0	0.12	0.44	0.46
and				102.5	-	107.5	5.0	0.28	0.68	0.81
and				167.5	-	190.0	22.5	0.33	0.81	0.96
SE05-31	90	-70	492.9	57.5	-	62.5	5.0	0.44	1.49	1.61
and				75.0	-	80.1	5.1	0.24	0.33	0.50
and				92.5	-	132.5	40.0	0.21	0.72	0.77
and				150.0	-	167.5	17.5	0.23	0.72	0.80
and				179.6	-	185.0	5.4	0.24	0.68	0.77
and				207.5	-	227.5	20.0	0.47	0.83	1.12
and				265.0	-	293.9	28.9	0.20	0.28	0.42
and				367.5	-	375.0	7.5	1.43	2.11	3.09
and				467.5	-	474.6	7.1	0.33	0.43	0.66
SE05-32	90	-70	215.5	no significant intervals						
SE05-33	90	-70	282.6	222.5	-	255.0	32.5	0.08	0.41	0.41
including				222.5	-	237.5	15.0	0.17	0.51	0.57
SE05-34	90	-70	658.0	24.0	-	37.7	13.7	0.28	0.49	0.67
and				49.8	-	55.0	5.2	0.16	0.41	0.48
and				62.5	-	67.5	5.0	0.19	0.31	0.43
and				97.5	-	100.0	2.5	0.40	0.57	0.85
and				124.4	-	132.5	8.1	0.24	0.49	0.62
SE05-35	90	-60	255.1	10.0	-	47.5	37.5	0.21	0.54	0.64
and				233.3	-	237.5	4.2	0.26	0.34	0.52
SE05-36	90	-70	642.2	27.5	-	39.5	12.0	0.11	0.51	0.51
and				173.0	-	351.4	178.4	0.23	0.53	0.65
and				377.5	-	607.5	230.0	0.23	0.40	0.55
SE05-37	90	-70	289.0	no significant intervals						
SE05-38	90	-70	139.3	157.5	-	172.0	14.5	0.16	0.33	0.42
SE05-39	90	-70	298.1	155.0	-	165.0	10.0	0.15	0.47	0.52
and				177.2	-	208.8	31.6	0.26	0.43	0.59
and				225.5	-	272.5	47.0	0.62	0.86	1.30

: assay data released May 2005 through July 2005

Imperial Metals

Southeast Zone (4)

Drill Hole #	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	EqCu %
SE05-40	90	-70	270.4	55.0	-	75.0	20.0	0.11	0.39	0.42
and				85.0	-	112.5	27.5	0.15	0.43	0.49
and				125.0	-	142.8	17.8	0.17	0.40	0.48
and				265.0	-	270.4	5.4	0.05	0.61	0.53
SE05-41	90	-70	432.2	40.2	-	47.5	7.4	0.16	0.70	0.71
SE05-42	90	-70	416.7	370.0	-	390.0	20.0	0.03	0.99	0.81
SE05-43	90	-70	422.8	152.5	-	158.1	5.6	0.17	1.26	1.16
and				187.5	-	205.0	17.5	0.29	0.77	0.90
SE05-44	90	-70	289.0	122.5	-	135.0	12.5	0.37	0.66	0.89
and				155.0	-	160.0	5.0	0.26	0.67	0.78
and				177.5	-	185.0	7.5	0.13	1.94	1.66
and				212.5	-	257.9	45.4	0.18	0.50	0.57
SE05-45	90	-60	203.3	82.5	-	95.0	12.5	0.23	0.47	0.60
				127.5	-	134.7	7.2	0.19	0.45	0.55
SE05-46	90	-70	191.1	145.0	-	160.0	15.0	0.23	0.31	0.47
				177.5	-	185.0	7.5	0.23	0.40	0.55

: assay data released July 2005

Imperial Metals

Boundary Zone (1)

Drill Hole #	Azimuth (°)	Dip (°)	Total Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
ND04-01		-90	252.1	4.3	-	17.6	13.4	0.76	0.51	6.24
and				53.3	-	110.8	57.5	1.59	1.91	7.71
ND04-02	60	-50	240.5	6.1	-	57.5	51.4	0.30	0.45	2.04
and				77.5	-	147.5	70.0	0.29	0.61	2.42
ND04-03	30	-50	273.1	4.3	-	19.3	15.0	0.42	0.73	3.13
ND04-04	90	-60	306.6	8.8	-	13.9	5.0	0.35	0.57	2.75
and				232.5	-	250.5	18.0	0.42	0.41	2.00

: assay data released August 2004

Imperial Metals

Mount Polley - Assay Table updated as of July 8, 2005

Springer Zone (1)

Drill Hole #	Total Length (m)	Metre Interval			Interval Length	Copper %	Gold g/t
SD03-01	481.3	3.7	-	470.0	466.3	0.49	0.36
including		202.5	-	470.0	267.5	0.61	0.49
and		295.0	-	375.3	80.3	0.94	0.64
and		320.0	-	372.5	52.5	1.14	0.81
SD03-02	675.1	160.0	-	647.5	487.5	0.31	0.26
including		255.0	-	321.6	66.6	0.44	0.38
SD03-03	675.1	150.2	-	665.0	514.8	0.25	0.36
including		150.2	-	575.0	424.8	0.26	0.38
and		452.2	-	575.0	122.8	0.46	0.62
SD03-04	769.3	82.5	-	625.0	542.5	0.28	0.24
including		217.5	-	330.0	112.5	0.47	0.29
SD03-05	639.5	187.5	-	532.5	345.0	0.40	0.24
including		395.0	-	532.5	137.5	0.60	0.32
SD03-06	739.8	10.0	-	237.5	227.5	0.44	0.42
and		379.7	-	601.8	221.4	0.37	0.29
SD04-07	648.3	20.4	-	41.8	21.5	0.43	0.48
and		66.2	-	112.5	46.3	0.43	0.48
SD04-08	648.3	3.4	-	177.5	174.2	0.32	0.30
and		217.5	-	382.5	165.0	0.32	0.35
SD04-09	669.0	3.1	-	287.5	284.5	0.33	0.25
SD04-10	617.2	115.0	-	155.0	40.0	0.19	0.29
and		175.0		209.6	34.6	0.30	0.31
and		332.5		380.0	47.5	0.36	0.33
and		420.0		450.0	30.0	0.83	0.95
SD04-11	1004.0	282.5	-	555.7	273.2	0.72	0.35
and		467.5	-	541.3	73.8	1.62	0.62
SD04-12	544.7	142.5	-	172.5	30.0	0.28	0.45
SD04-13	785.2	32.5	-	42.5	10.0	0.46	0.14
and		430.0	-	621.5	191.5	0.45	0.45
including		440.0	-	499.5	59.5	0.95	0.84
and		645.9	-	702.5	56.6	0.30	0.59
SD04-14	961.5	260.0	-	780.0	520.0	0.37	0.38
including		460.0	-	517.5	57.5	0.55	0.55
SD04-15	730.6	305.0	-	354.4	49.4	0.34	0.28
SD04-16	730.61	325.0	-	595.0	270	0.56	0.58
including		500.0	-	592.8	92.8	1.11	1.15
including		557.35	-	574.4	17.05	2.30	2.70

: assay data released November 2003 through August 2004

Imperial Metals

Bell Zone (1)

Drill Hole #	Total Length (m)	Metre Interval from	to	Interval Length	Copper %	Gold g/t
BD04-01	150.9	51.9	95.0	43.1	0.35	0.27
BD04-02	385.9	70.0	130.0	60.0	0.35	0.23
and		177.5	338.5	161.0	0.35	0.30
BD04-03	160.3	18.1	88.2	70.1	0.26	0.18
including		30.0	65.5	35.5	0.31	0.20
BD04-04	181.4	71.5	130.0	58.5	0.40	0.29
BD04-05	89.9	3.1	71.7	68.6	0.86	0.67
including		24.9	71.7	46.8	1.15	0.86
BD04-06	200.0	3.1	68.9	65.8	0.28	0.22
including		3.1	19.6	16.5	0.40	0.36
and		93.7	135.0	41.3	0.40	0.34
BD04-07	114.6	6.1	87.6	81.5	0.47	0.38
including		71.3	82.5	11.2	1.36	1.09
BD04-08	196.9	6.1	35.0	28.9	0.59	0.45
and		48.7	150.0	101.3	0.39	0.39
BD04-09	349.0	3.1	20.0	16.9	0.31	0.10
and		228.2	255.0	26.8	0.30	0.22
BD04-10	269.8	70.0	100.0	30.0	0.26	0.11
and		145.0	156.4	11.4	0.36	0.21
BD04-11	169.2	10.8	51.0	40.2	0.21	0.29
and		67.9	118.5	50.6	0.29	0.39
BD04-12	221.6	80.0	157.3	77.3	0.37	0.63
and		171.2	208.3	37.1	0.75	1.12
BD04-13	245.4	54.6	65.0	10.4	0.34	0.31
and		109.9	225.0	115.1	0.41	0.69
BD04-14	242.9	95.0	146.7	51.7	0.32	0.35
and		162.9	198.7	35.8	0.40	0.42
BD04-15	364.9	112.5	174.6	62.1	0.38	0.67
and		198.6	227.5	28.9	0.29	0.38
and		262.5	288.9	26.4	0.29	0.31
BD04-16	126.5	27.5	70.0	42.5	0.30	0.21
BD04-17	245.4	3.7	222.5	218.9	0.50	0.43
BD04-18	242.9	171.0	224.2	53.1	0.31	0.49
BD04-19	242.9	132.5	188.7	56.2	0.33	0.55
BD04-20	238.7	20.0	35.4	15.4	0.41	0.32
and		107.5	120.0	12.5	0.41	0.28
BD04-21	197.6	131.4	187.2	55.8	0.27	0.39
BD04-22	245.4	137.5	157.5	20.0	0.40	0.27
BD04-23	197.2	72.5	100.0	27.5	0.34	0.31
and		124.3	172.5	48.2	0.48	0.49
BD04-24	193.2	127.5	165.0	37.5	0.47	0.36
BD04-25	264.0	175.0	233.3	58.3	0.27	0.45
BD04-26	224.0	106.1	168.6	62.5	0.91	0.86
including		140.0	168.6	28.6	1.61	1.60
BD04-27	175.9	85.0	110.0	25.0	0.35	0.45
BD04-28	181.4	45.0	55.0	10.0	0.27	0.35
and		137.5	150.0	12.5	0.29	0.39
BD04-29	166.7	87.5	127.5	40.0	0.31	0.58
BD04-30	167.5	125.0	158.5	33.5	0.27	0.41

: assay data released February 2004 through April 2004

Imperial Metals

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Ed Yurkowski Joins Imperial's Board of Directors

Vancouver (May 24, 2005) – The Board of Directors of **Imperial Metals Corporation (III-TSX)** is pleased to welcome Mr. Ed Yurkowski to the Board.

Mr. Yurkowski is President of Procon Mining and Tunnelling Ltd, a Vancouver based full service mining contractor with operations in North America and other continents. He brings to Imperial strong technical and business credentials through 40 years experience in all aspects of mine development and operations.

The Company announces the retirement of long time director Dr. K. Peter Geib. The Board of Directors wishes to acknowledge Dr. Geib's many years of dedication and significant contributions to Imperial's growth and success.

-30-

For further information contact:
Pierre Lebel, Chairman or Brian Kynoch, President - 604.669.8959;
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

#82-34714

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Revises and Completes Cdn$14.5 Million Working Capital Facility

Vancouver (May 19, 2005) - **Imperial Metals Corporation (III-TSX)** announces the closing of the working capital facility previously announced on May 5, 2005 with the following revisions:

1) The facility has been reduced from $15.0 million to $14.5 million.

2) The number of warrants to be issued in connection with the facility has been reduced by 20% from 0.1666 of a warrant for each dollar drawn on the line of credit to 0.1335 of a warrant for each dollar drawn on the line of credit up to a maximum of 1,935,750 warrants.

3) The facility was provided by a total of five parties, three of whom are arm's length institutional shareholders of the Company who provided $4.5 million of the facility, and two of which are insiders of the Company and who provided $10.0 million of the facility. Edco Capital Corporation, a company associated with N. Murray Edwards, a significant shareholder of Imperial, provided $9.5 million of the facility and Larry Moeller, a director of the Company, provided $0.5 million of the facility. A maximum of 1,335,000 warrants are issuable to Edco Capital Corporation and Mr. Moeller.

The other terms of the facility remain unchanged. The facility bears interest at 8% per annum, and is secured by a floating charge on all the assets of Imperial plus guarantees by it subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited, and floating charges on all their assets. The term of the facility ends on June 30, 2006 and is extendable at the option of the lenders, thereafter. In consideration of the facility the lenders will be granted warrants to purchase common shares of Imperial at $6.00 per share, exercisable for 24 months from the date of issue, as the facility is drawn upon.

As a result of the facility noted above, N. Murray Edwards of Calgary announces that he may indirectly acquire warrants for the purchase of up to 1,268,250 additional common shares of Imperial at $6.00 per share. As a result of advances made pursuant to the facility to date, warrants to purchase 655,991 common shares will be issued to Edco Capital Corporation. Further warrants may be issued as the facility is drawn upon.

Mr. Edwards now holds 8,669,185 common shares of Imperial indirectly, 1,689,844 common shares of Imperial directly, and indirectly holds warrants to purchase 655,991 common shares of Imperial. Additionally, Mr. Edwards owns $9 million of convertible debentures of Imperial. Each $8.65 of face value of the convertible debenture is convertible into one common share of Imperial. If all the convertible debentures held by Mr. Edwards were converted into common shares then he would own an additional 1,048,462 common shares of Imperial. Mr. Edwards indicated that the acquisition was for investment purposes and that he may acquire additional common shares, convertible debentures or warrants of Imperial from time to time, depending on market conditions. A copy of Mr. Edwards report may be obtained from the persons set forth below.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Andre Deepwell, Chief Financial Officer – 604.488.2666;
Sabine Goetz, Investor Relations - 604.488.2657
Email: info@imperialmetals.com